Exhibit 99.1

GERDAU S.A. AND SUBSIDIARIES
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2008 AND 2007

Prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – IASB, and with Instruction No. 457 of July 13, 2007 as issued by the Brazilian Securities Commission (CVM).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Gerdau S.A.
Rio de Janeiro – RJ

1.
We have reviewed the Consolidated Interim Financial Statements of Gerdau S.A. and Subsidiaries (Company) for the six-month period ended June 30, 2008, consisting of the consolidated balance sheet as of June 30, 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2008 and 2007, the related notes and the performance report, prepared under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the consolidated interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we are not aware of any material modifications that should be made to the aforementioned consolidated interim financial statements for them to be fairly stated, in all material respects, in accordance with international accounting standards issued by the International Accounting Standards Board (IASB).

4.
We had previously audited the consolidated balance sheet as of December 31, 2007, which was prepared in accordance with international accounting standards established by the International Accounting Standards Board – IASB and is presented herein for comparative purposes, and issued an unqualified audit opinion thereon, dated February 12, 2008.

5.
The Brazilian accounting practices differ in certain significant aspects from the international accounting standards set by the International Accounting Standards Board – IASB. The information related to the nature and effect of these differences is presented in Note 30 of the Consolidated Financial Statements.

Rio de Janeiro, August 6, 2008.

DELOITTE TOUCHE TOHMATSU	Fernando Carrasco
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Note	06/30/2008*	12/31/2007
CURRENT ASSETS
Cash and cash equivalents	4	2,042,962	2,026,096
Short-term investments
Trading	5	3,426,244	2,836,903
Available-for-sale	5	88,221	276,374
Trade accounts receivable, net	6	4,525,362	3,172,316
Inventories	7	7,489,684	6,056,661
Tax credits	8	400,783	598,317
Prepaid expenses		97,238	108,690
Unrealized gains on derivatives	16	266	14
Other receivables		212,239	237,602
		18,282,999	15,312,973

NON-CURRENT ASSETS
Available-for-sale	5	86,313	-
Tax credits	8	581,299	594,894
Deferred income taxes	9	900,601	933,851
Unrealized gains on derivatives	16	65,359	1,553
Prepaid expenses		100,062	110,207
Judicial deposits	18	225,477	223,735
Other receivables		522,893	290,783
Prepaid pension cost	20	463,272	417,723
Equity investments	11	1,260,782	628,242
Other investments	11	18,623	18,623
Goodwill	12	7,450,423	6,043,396
Intangible assets	13	1,263,337	1,073,715
Property, plant and equipment, net	10	16,332,441	15,827,944
		29,270,882	26,164,666

TOTAL ASSETS		47,553,881	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Nota	06/30/2008*	12/31/2007
CURRENT LIABILITIES
Trade accounts payable		3,449,245	2,586,634
Loans and financing	14	3,011,824	2,500,985
Debentures	15	131,185	38,125
Taxes payable	17	777,789	462,311
Payroll and related liabilities		526,459	518,098
Dividends and interest on equity payable		11,205	392
Unrealized losses on derivatives	16	1,648	1,964
Other payables		499,329	478,639
		8,408,684	6,587,148

NON-CURRENT LIABILITIES
Loans and financing	14	12,585,912	12,461,128
Debentures	15	753,988	903,151
Deferred income and social contribution taxes	9	2,612,559	2,315,771
Unrealized losses on derivatives	16	10,752	16,106
Provision for contingencies	18	435,630	489,103
Employees benefits	20	661,822	794,125
Minority interest put options	16-f	555,264	889,440
Other payables		458,390	379,589
		18,074,317	18,248,413

SHAREHOLDERS' EQUITY	22
Capital		14,184,805	7,810,453
Treasury stock		(123,453)	(106,667)
Valuation adjustments		8,129	13,723
Legal reserve		-	278,713
Retained earnings		4,736,944	5,765,616
Cumulative translation adjustment		(1,952,461)	(1,049,333)
PARENT COMPANY'S INTEREST		16,853,964	12,712,505

MINORITY INTEREST		4,216,916	3,929,573

SHAREHOLDERS' EQUITY		21,070,880	16,642,078

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		47,553,881	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)		Three-months period ended		Six-months period ended
	Note	06/30/2008*	06/30/2007*	06/30/2008*	06/30/2007*

NET SALES	24	11,099,928	7,540,920	20,044,438	14,876,061

Cost of sales	28	(8,119,679)	(5,647,105)	(14,931,856)	(11,213,506)

GROSS PROFIT		2,980,249	1,893,815	5,112,582	3,662,555

Selling expenses	28	(182,676)	(159,677)	(334,159)	(302,495)
General and administrative expenses	28	(558,483)	(480,498)	(1,064,349)	(915,375)
Other operating income		57,425	17,820	83,668	27,913
Other operating expenses		(40,614)	(11,930)	(40,614)	(11,930)

INCOME FROM OPERATIONS		2,255,901	1,259,530	3,757,128	2,460,668

Equity in subsidiaries		81,874	32,961	142,707	68,017

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,337,775	1,292,491	3,899,835	2,528,685

Finacial revenues	29	226,425	184,804	346,144	429,178
Financial expenses	29	(361,428)	(252,963)	(714,972)	(489,236)
Foreign exchange variations, net	29	558,346	249,002	601,968	426,843
Gain (losses) on derivatives, net	29	11,449	(31,974)	37,355	27,953

INCOME BEFORE TAXES		2,772,567	1,441,360	4,170,330	2,923,423

Provision for income and social contribution taxes
Current	9	(559,886)	(279,029)	(893,758)	(573,158)
Deferred	9	(88,847)	(16,472)	(62,621)	(26,341)
		(648,733)	(295,501)	(956,379)	(599,499)

NET INCOME		2,123,834	1,145,859	3,213,951	2,323,924

ATTRIBUTED TO:
Parent company’s interest		1,863,596	944,242	2,737,978	1,941,155
Minority interest		260,238	201,617	475,973	382,769
		2,123,834	1,145,859	3,213,951	2,323,924

Basic earnings per share - common and preferred	23	1.34	0.71	2.01	1.46

Diluted earnings per share - common and preferred	23	1.33	0.71	2.00	1.46

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
In thousands of Brazilian reais (R$)

							Total parent's		Total
	Attributed to controlling shareholder's interest						company interest	Minority Interest	Shareholder's Equity
						Cumulative
	Capital stock	Treasury Stock	Valuation adjustments	Legal Reserve	Retained earnings	Cumulative translation adjustment
Balance as of December 31, 2006	7,810,453	(109,609)	-	159,109	3,030,459	(259,130)	10,631,282	3,556,934	14,188,216
Net income	-	-	-	-	1,941,155	-	1,941,155	382,769	2,323,924
Stock option expenses recognized in the period	-	-	-	-	2,792	-	2,792	-	2,792
Stock option exercised during the period	-	1,570	-	-	1,332	-	2,902	-	2,902
Dividends/interest on equity	-	-	-	-	(299,267)	-	(299,267)	(129,346)	(428,613)
Cumulative translation adjustments	-	-	-	-	-	(418,186)	(418,186)	(143,915)	(562,101)
Minority interest over fair value allocation	-	-	-	-	-	-	-	24,648	24,648
Minority interested consolidated entities	-	-	-	-	18,345	-	18,345	(150,699)	(132,354)
Unrealized gains on avaible-for-sale securities	-	-	26,978	-	-	-	26,978	-	26,978
Balance as of June 30, 2007	7,810,453	(108,039)	26,978	159,109	4,694,816	(677,316)	11,906,001	3,540,391	15,446,392

Balance as of December 31, 2007	7,810,453	(106,667)	13,723	278,713	5,765,616	(1,049,333)	12,712,505	3,929,573	16,642,078
Net income	-	-	-	-	2,737,978	-	2,737,978	475,973	3,213,951
Capital increase through issuance of shares	2,885,058	-	-	-	-	-	2,885,058	-	2,885,058
Capital increase through capitalization of reserves	3,489,294	-	-	(273,525)	(3,215,769)	-	-	-	-
Stock option expenses recognized in the period	-	-	-	-	3,486	-	3,486	-	3,486
Stock options exercised during the period	-	33,473	-	-	(23,430)	-	10,043	-	10,043
Dividends/interest on equity	-	-	-	-	(473,897)	-	(473,897)	(154,367)	(628,264)
Allocation of funds porposed to Shareholder's Meeting	-	-	-	(5,188)	5,188	-	-	-	-
Cumulative translation adjustments	-	-	-	-	-	(903,128)	(903,128)	(166,239)	(1,069,367)
Minority interest over fair value allocation	-	-	-	-	-	-	-	11,207	11,207
Minority effect in consolidated entities	-	-	-	-	(62,228)	-	(62,228)	(184,806)	(247,034)
Minority interest put options	-	-	-	-	-	-	-	298,248	298,248
Treasury stock	-	(50,259)	-	-	-	-	(50,259)	-	(50,259)
Unrealized losses on derivatives	-	-	16,568	-	-	-	16,568	9,210	25,778
Unrealized gains on avaible-for-sale securities	-	-	(22,162)	-	-	-	(22,162)	(1,883)	(24,045)
Balance as of June 30, 2008	14,184,805	(123,453)	8,129	-	4,736,944	(1,952,461)	16,853,964	4,216,916	21,070,880

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)
		Six-months period ended
	Note	06/30/2008	06/30/2007

Cash flows from operating activities
Net income (including minority interest)		3,213,951	2,323,924
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization		831,439	590,650
Equity in subsidiaries		(142,707)	(68,017)
Exchange variation		(601,968)	(434,527)
Gains on derivatives, net		(37,354)	(50,842)
Post-employment benefits		19,402	59,388
Stock based compensation		(39,680)	4,648
Deferred income and social contribution taxes		62,621	26,341
Loss on disposal of property, plant and equipment and investments		24,941	18,648
Provision for losses on avaible-for-sale securities		63,152	-
Allowance for doubtful accounts		11,743	7,647
Reserve for contingencies		(40,317)	109,695
Distributions from joint ventures		63,729	65,339
Interest income		(241,036)	(361,273)
Interest expense		489,617	347,282
		3,677,533	2,638,903
Changes in assets and liabilities:
Increase in trade accounts receivable		(1,215,743)	(795,625)
Increase in inventories		(1,326,624)	(170,584)
Decrease (increase) in trade accounts payable		(167,265)	350,343
Decrease in other receivables		706,911	80,439
Decrease (increase) in other payables		(130,663)	574,904
Trading securities		(2,887,823)	(83,706)
Redemption of trading securities		2,543,548	1,519,425
Cash provided by operating activities		1,199,874	4,114,099

Interest paid on loans and financing		(454,115)	(327,472)
Income and social contribution taxes paid		(484,615)	(423,689)
Net cash provided by operating activities		261,144	3,362,938

Cash flows from investing activities
Additions to property, plant and equipment		(967,367)	(1,372,388)
Payments for business acquisitions	3.6	(2,772,715)	(789,883)
Interest received on cash investments		(72,297)	(155,966)
Net cash used in investing activities		(3,812,379)	(2,318,237)

Cash flows from financing activities
Capital increase/Treasury stock		2,901,966	-
Dividends and interest on capital paid		(661,955)	(836,809)
Borrowings		3,509,942	1,592,076
Repayment of loans and financing		(2,321,239)	(1,626,289)
Intercompany loans, net		282,315	(141,046)
Redemption of consolidated investment fund		-	(78,582)
Net cash provided by (used in) financing activities		3,711,029	(1,090,650)

Exchange variation on cash and cash equivalents		(142,928)	(49,507)

Increase in cash and cash equivalents		16,866	(95,456)
Cash and cash equivalents at beginning of period		2,026,096	1,070,524
Cash and cash equivalents at end of period		2,042,962	975,068

The accompanying notes are an integral part of these Consolidated Interim Financial Statements
*Reviewed by independent auditors to the extent described in the report dated August 6, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 1 -GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation with its head office in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group. The Company is engaged in the production and sale of steel products in general from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India.

The Gerdau Group has an installed capacity of 26 million tons of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

The Consolidated Interim Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the “Company”) were approved by the Disclosure Committee on August 6, 2008.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Consolidated Interim Financial Statements for the 6-month period ended June 30, 2008 have been prepared in accordance with International Accounting Standards (IAS) No. 34, that specifies the content of an interim financial report. The Consolidated Interim Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that were in effect on June 30, 2008.

The preparation of the Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Interim Financial Statements are stated in note 2.18. The Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain noncurrent assets and financial instruments.

The Company adopted all rules, revision of rules and interpretations issued by IASB and that were applicable on June 30, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

2.2 – Translation of Foreign Currency Balances

a) Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company's consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Interim Financial Statements are presented in Brazilian reais (R$), which is the functional and reporting currency of Gerdau S.A..

b) Transactions and Balances

The transactions in foreign currency are converted to the functional currency using the exchange rate in effect on the transaction date. The gains and losses resulting from the difference between the conversion of assets and liabilities in foreign currency at the year-end and the conversion of the transaction amounts are recognized in the statement of income.

c) Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements and equity investments (none of which are located in hyperinflationary economies) that have the functional currency different from the reporting currency are converted into the reporting currency as shown below:

i)	Assets and liabilities are converted at the exchange rate in effect at the date of the Consolidated Interim Financial Statements;

ii)	Income and expenses are converted using the average exchange rate for the month; and

iii)	Differences resulting from the conversion of exchange rates are recognized in shareholders' equity in the account named "Cumulative translation adjustments".

2.3 - Financial Assets

a) Cash and cash equivalents

Cash and cash equivalents include cash, banks and short-term, highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

b) Cash investments

The Company classifies its cash investments into the following categories: held-to-maturity securities, available-for-sale securities, and trading securities, reported at fair value with gains and losses included in income (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, then they are classified as trading securities. When the purpose is to hold the investment until maturity, then they are classified as held-to-maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available-for-sale securities.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

When applicable, additional costs directly related to the acquisition of a financial asset are added to the amount initially recognized.

Held-to-maturity securities are reported at acquisition cost plus interest, monetary adjustment, and exchange variation, less impairment losses, when applicable, incurred through the Consolidated Interim Financial Statement date.

Trading securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in income when incurred.

Available-for-sale securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized as a specific component of shareholders' equity when incurred. Gains and losses recorded in shareholders’ equity are recognized in income for the year when these investments are sold or considered unrecoverable.

c) Trade Accounts Receivable

Trade accounts receivable are stated at realizable values, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Interim Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers the history of losses, individual situation of each customer and the situation of the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable with the allowance for doubtful accounts is provided in note 6.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment.
They are considered impaired when there is evidence that one or more events occurred after the initial recognition of the financial asset and such event or events had an impact on the estimated future cash flows of the investment.

2.4 – Inventories

Inventories are stated at the lower of net realizable value (estimated sale value in the normal course of business minus estimated cost of sale) and average production or acquisition cost. Provisions for slow-moving or obsolete inventory are recorded when considered necessary by Management. The Company determines the cost of its inventory using the absorption method based upon its weighted average cost.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in progress the interest incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is under construction and the capitalization of interest is ceased when the asset is available for use; (b) interest is capitalized considering the weighted average rate of loans existing on the capitalization date; (c) interest capitalized monthly does not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized interest is depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful lives of the assets.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The residual value and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

The residual value of property, plant and equipment is written off immediately at their recoverable value when the residual value exceeds the recoverable value (note 2.7).

2.6 – Intangible Assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates and goodwill, which represent the capacity to add value of acquired companies based on the history of relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The residual value of intangible assets is written off immediately at their recoverable value when the residual value exceeds the estimated recoverable value (note 2.7).

2.7 – Provision for Recovery of Long-Lived Assets

There are specific rules to assess the recovery of long-lived assets, especially property, plant and equipment and goodwill. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of an asset cannot be recovered. If such evidence is identified, the recoverable value of the assets is estimated by the Company.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The recoverable value of an asset is determined as the higher of (a) its fair value minus the estimated costs of sale and (b) its value in use. The value in use is equal to the discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and intangible assets with indefinite useful life are tested for impairment at least once a year.

When the residual carrying value of the asset exceeds its recoverable value, the Company recognizes a reduction in this asset’s book balance (impairment).

For assets recorded at cost, the reduction in recoverable value must be recorded in income for the period. If the recoverable value of an asset is not determined individually, an analysis is performed to assess the recoverable value of the cash generating unit to which the asset belongs.

Except for the reduction in goodwill value, a reversal of previously recorded losses is allowed. Reversal in these circumstances is limited to the depreciated balance of the asset at the date of the reversal, assuming that the reversal has not yet been recorded.

2.8 – Investments

a) Investments in Subsidiaries

The Company classifies its investments into investments accounted for under the equity method and other investments. Investments are measured and recorded as described in note 11.

The Company fully consolidated the Financial Statements of all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders' Meeting or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other entities established for a specific purpose, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interest in shareholders' equity and in net income of subsidiaries is reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the caption "Minority Interest".

For companies acquired after January 1, 2006, which is the Company's transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The minority interest is presented based on the proportion of the fair value of the assets and liabilities identified.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively. Significant intercompany transactions and balances were eliminated in consolidation. The surplus resulting from the transactions between companies of the Gerdau Group are also annulled.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order to conform the respective accounting practices to the IFRS applied by the Company.

b) Investments in Jointly-Owned Subsidiaries and Joint Ventures

Jointly-owned subsidiaries and joint ventures are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-owned subsidiaries are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-owned subsidiaries are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company's share in earnings and other variations in shareholders’ equity of these companies. Additionally, the balance of the investments can be reduced due to impairment losses.

Losses in jointly-owned subsidiaries in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities and contingent liabilities of the jointly-owned subsidiary on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-owned subsidiaries are eliminated proportionately to the Company's interest, against the value of the investment in these jointly-owned subsidiaries.

c) Investments in Affiliates

An affiliated company is an entity over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but that does not have control or joint control over its policies.

Investments in affiliated companies are recorded under the equity method. According to this method, investments in affiliates are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted for the recognition of impairment losses.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Losses on affiliates in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the affiliated company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with affiliated companies are eliminated proportionately to the Company's interest, against the value of the investment in these affiliated companies.

2.9 Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the financial instrument.

b) Loans and Financing

Loans and financing are stated at contract values plus related charges, including interest and monetary or exchange variations.

When applicable, loans and financing are stated at fair value, net of transaction costs, and are subsequently measured at the amortized cost using the effective interest rate method.

c) Equity Instruments

An equity instrument is defined as the residual interest in the entity’s assets after deducting its liabilities.

d) Financial Guarantees

Financial guarantees are initially recognized at fair value and are subsequently measured at the greater of the liability amount determined in the contract and the amount initially recognized less, where appropriate, accumulated amortization.

2.10 – Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the Financial Statements in the countries where the Company's subsidiaries and affiliates operate and generate taxable income. Periodically Management assesses the positions it has taken in relation to tax issues that are subject to interpretation and records a provision when income and social contribution taxes are expected to be paid.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Deferred income and social contribution taxes are recognized over all the differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Interim Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except business combination operations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Interim Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a taxable income for which temporary differences and tax losses can be utilized.

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and stock-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company's employees are described in notes 20 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded based on actuarial calculation performed every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees' vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized in income according to the corridor approach as described in note 20.

2.12 - Other Current and Noncurrent Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between Brazilian companies are adjusted using the monthly variation of the CDI (interbank deposit rate). The agreements with foreign companies are subject to charges (LIBOR + 3% per year) plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

2.14 – Dividend Payment

Dividend payment is recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specifies dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a provision at the year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 - Recognition of Sales Revenues

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has the control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, when it is probable that the economic benefits will be received by the Company, and the risks and benefits of the products were fully transferred to the buyer. The freight costs are included in cost of sales.

2.16 - Investments in Environmental Protection

Expenditures related to compliance with environmental regulations are considered as cost of production when they refer to routine or usual expenses or capitalized as incurred, when they refer to long-term projects that will generate return after more than one year.

2.17 – Lease Contracts

Lease contracts under which a relevant portion of the risks and property rights rests with the lessor are classified as operating lease. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Interim Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Interim Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Interim Financial Statements include, therefore, estimates of useful lives of property, plant and equipment (note 10), estimate of the recoverable value of long-lived assets, reserves for contingencies (note 18), provisions for income taxes (note 9), determination of the fair value of financial instruments (assets and liabilities), and other instruments (note 16). Actual results could differ from those estimates.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

2.19 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Interim Financial Statements

Critical accounting policies are those that are both (a) important to present of the financial position and results of operations and (b) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Interim Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the statement of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income tax asset is revised at each Financial Statement date and reduced by the sum that is no longer realizable based on future taxable income. Deferred income tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

b) Pension and Post-Employment Benefits

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)
The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)	Pension plan assets are stated at fair value.
iii)	Past service costs arising from plan adjustments are amortized on a straight-line basis over the remaining service period of active employees at the date of the adjustment.
iv)	Net actuarial gain or loss that exceeds 10% of the greater between the benefit obligation value and the fair value of plan assets is amortized over the remaining service period of active employees.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

v)
A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover, and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual net income due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps over a short period of time. The fair value recognized in its Consolidated Interim Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Interim Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. Nevertheless, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of the acquisitions, which involve commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such derivatives are recorded on the Company's balance sheet in the account “Stock Options” (note 16.f), and the determination of this value involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) multiples of market traded similar companies. The Company believes such criteria are appropriate and in line with practices observed in the market for estimating fair value of unquoted instruments.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last years the Company has made some business combinations as described in note 3. According to IFRS 3, the Company should allocate the cost of the purchased entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The Company generally engages external appraisal firms to assist in asset and liability valuation, especially when this appraisal requires a high technical qualification. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relation of the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity – SPE as defined by SIC Interpretation 12 Consolidation – Special Purpose Entities of the IASB.

i) Goodwill Impairment Test

Assets that have an indefinite useful life, such as goodwill, are not amortized but are tested annually in order to identify potential impairment through a methodology known as impairment test. For goodwill impairment purposes, goodwill must be proportionately allocated to each of the acquirer’s cash-generating units, which are the smallest identifiable group of assets. Goodwill is recognized at cost less cumulative impairment losses. Goodwill impairment losses are recorded in income for the current year and cannot be reversed in a subsequent period, even though the impairment conditions cease to exist.

2.20 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IFRIC accounting procedures and interpretations were published and must be adopted beginning January 1, 2008. The Company's assessment of the impact of these new procedures and interpretations is as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

IAS 23 – Borrowing costs

In March 2007, IASB issued a revised version of IAS 23, which prescribes the accounting treatment for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. An entity shall apply this standard for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of this standard will not impact its Consolidated Interim Financial Statements.

IAS 1 – Presentation of Financial Statements

In September 2007, IASB changed IAS 1 again. Such change is effective for annual periods beginning on or after January 1, 2009. The review of this standard deals especially with the way to disclose the dividends and the presentation of the comprehensive income statement. The Company is assessing the effects of the change in this standard on its Consolidated Interim Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In January 2008, IASB issued a revised version of IAS 27. The changes are effective for annual periods beginning on or after July 1, 2009. The Company is currently evaluating the impacts from applying this standard on its Consolidated Interim Financial Statements.

IFRS 8 – Operating segments

In November 2006, IASB issued IFRS 8, which specifies disclosure requirements for operating segments in the annual financial information and amends IAS 34 "Interim Financial Information", which requires that an entity reports selected financial information about its operating segments in interim financial information. This statement defines an operating segment as components of an entity about which segregated financial information is made available and is assessed by the person responsible for managing the business with respect to how to allocate resources and evaluate performance. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of the IFRS 8 will not have significant impacts on its Consolidated Interim Financial Statements since the adoption of this norm will result only in disclosing more details of the data mentioned above.

IFRS 3 – Business Combinations

In January 2008, IASB issued a revised version of IFRS 3. The changes are effective for the annual period beginning on/or after July 1, 2009. The Company is currently evaluating the impacts of applying this standard.

IFRIC 12 – Service concession arrangements

In November 2006, IFRIC issued Interpretation 12, which provides guidance as to the accounting for service concessions. This Interpretation defines the main principles for recognizing and measuring the obligations and rights related to the service concession contracts and focuses on the following items: (a) treatment of the rights of the operator to the infrastructure, (b) recognition and measurement of the concession values, (c) construction or improvement services, (d) operating services, (e) financing costs, (f) subsequent accounting for financial asset and intangible asset, and (g) items provided by the operator to the concession grantor. The entity should apply this standard to annual periods beginning on/or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

IFRIC 13– Customer Loyalty Programs

In July 2007, IFRIC issued Interpretation 13, which addresses how entities should account for loyalty programs to provide their customers with incentives to buy goods or services by providing “award credits” as part of a sales transaction. An entity shall apply this standard for annual periods beginning on or after July 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 14– IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction

In July 2007, IFRIC issued Interpretation 14, which addresses the measurement of defined benefit assets and the measurement at present value of economic benefits available. An entity shall apply this standard for annual periods beginning on or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 15 – Agreements for the Construction of Real State

In July 2008, IFRIC issued Interpretation 15, which addresses accounting practices for the recognition of revenue by real estate constructor for sales of units, before the construction is complete. IFRIC 15 is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of this Interpretation has no impact on its Consolidated Interim Financial Statements.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation

In July 2008, IFRIC issued Interpretation 16, which addresses accounting for hedges of an investment in a foreign operation and its impact on the consolidated financial statements. IFRIC 16 is effective for annual periods beginning on or after October 1, 2008. The Company believes that the adoption of this Interpretation has no impact on its Consolidated Interim Financial Statements.

NOTE 3 -CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Consolidated Interim Financial Statements include Gerdau S.A. and the subsidiaries in which it holds controlling interest, and interests in entities in which the Company is considered the primary beneficiary, i.e., holder of the main benefits and risks (even if the Company does not control a majority of the voting shares).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

3.1 - Subsidiaries

Listed below are the equity interests in consolidated subsidiaries:

		Equity Interests
Consolidated company	Country	Total capital (*)		Voting capital
		June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	Brazil	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	66.41	66.45	66.41	66.45
Gerdau Açominas S.A. and subsidiaries (2)	Brazil	92.16	92.16	92.16	92.16
Gerdau Aços Longos S.A. and subsidiaries (3)	Brazil	92.16	92.16	92.16	92.16
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00
Gerdau Macsteel Holdings Inc and subsidiaries (4)	USA	100.00	-	100.00	-
Paraopeba - Fundo de Investimento Renda Fixa (5)	Brazil	93.85	97.00	93.85	97.00
Corporación Sidenor S.A. and subsidiaries (6)	Spain	40.00	40.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00
Gerdau Aços Especiais S.A.	Brazil	92.16	92.16	92.16	92.16
Gerdau Chile Inversiones Ltda. and subsidiaries (7)	Chile	99.99	99.99	99.99	99.99
Gerdau Hungria Holdings Limited Liability Company	Hungary	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	92.16	92.16	92.16	92.16
Aramac S.A. and subsidiary (8)	Uruguay	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28
Diaco S.A. and subsidiary (9)	Colombia	98.67	57.83	98.67	57.83
Gerdau GTL México, S.A. de C.V. and subsidiaries (10)	Mexico	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (11)	Argentina	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.19	98.19	98.19	98.19
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.
(1) Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., Ameristeel Bright Bar Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Chaparral Steel Company.
(2) Subsidiary: Gerdau Açominas Overseas Ltd..
(3) Subsidiaries: Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. and Florestal Itacambira S.A..
(4) Subsidiaries: Gerdau US Financing Inc, Gerdau Macsteel Inc.
(5) Fixed-rate investment fund managed by Banco Gerdau S.A..
(6) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia., Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L. and Trefilados de Urbina, S.A..
(7) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A, Salomon Sack S.A., and Matco Instalaciones Ltda.
(8) Subsidiary: GTL Equity Investments Corp..
(9) Subsidiary: Ferrer Ind. Corporation.
(10) Subsidiaries: Siderúrgica Tultitlán, S.A., Ferrotultitlán, S.A., Arrendadora Valle de México, S.A.A. and GTL Servicios Administrativos México, S.A..
(11) Subsidiaries: Sipar Aceros S.A. and Siderco S.A..

As a result of the put option described in note 16.f, since the acquisition date the Company recognizes a 80% interest in Corporación Sidenor instead of 40% as described in the table above.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

3.2 - Jointly-Owned Subsidiaries and Joint Ventures

Listed below are the equity interests in jointly-owned subsidiaries:

		Equity Interests
Jointly-owned subsidiaries	Country	Total capital (*)		Voting capital
		June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00
Estructurales Corsa, S.A.P.I de C.V	Mexico	50.00	-	50.00	-
SJK Steel Plant Limited	India	45.17	-	45.17	-

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the joint venture.

The condensed financial statements of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, and Estructurales Corsa, S.A.P.I. de C.V., accounted for under the equity method, are presented below on a consolidated basis:

	Joint ventures
	June 30, 2008	December 31, 2007
Assets
Current	568,775	404,275
Non-current	307,245	316,001
Total assets	876,020	720,276

Liabilities
Current	251,092	139,468
Non-current	7,263	8,493
Adjusted shareholders' equity	617,665	572,315
Total liabilities and shareholders' equity	876,020	720,276

	June 30, 2008	December 31, 2007
Statement of income
Net sales revenue	1,186,747	988,903
Cost of sales	(986,272)	(854,110)
Gross profit	200,475	134,793
Selling, general and administrative expenses	(12,394)	(13,494)
Other operating expenses/income	(7,775)	(6,923)
Income before financial income (expenses) and taxes	180,306	114,376
Financial (expenses) income	(2,230)	(1,171)
Income before taxes	178,076	113,205
Provision for income and social contribution taxes	(1,389)	(3,181)
Net income	176,687	110,024

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

3.3 – Affiliates

Listed below are the equity interests in affiliated companies:

		Equity Interests
Affiliated Companies	Country	Total capital (*)		Voting capital
		June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. (2)	Mexico	49.00	-	49.00	-
Corporación Centroamericana del Acero S.A. (3)	Guatemala	30.00	-	30.00	-

(1) Subsidiaries: Industrias Nacionales C. by A. (Rep. Dominicana), Steelchem Trading Corp. , NC Trading e Industrias Nacionales C. x A., S.A. (Costa Rica).
(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V..
(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A..
(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the affiliated company.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this affiliate because of the protection rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting of the affiliate's business.

The condensed financial statements of the affiliates Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and Corporación Centroamericana del Acero S.A., accounted for under the equity method, are shown below:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

	Affiliated Companies
	June 30, 2008	December 31, 2007
Assets
Current	1,102,515	508,736
Non-current	692,872	434,995
Total assets	1,795,387	943,731

Liabilities
Current	574,413	286,300
Non-current	258,381	214,252
Shareholders' equity	962,593	443,179
Total liabilities and shareholders' equity	1,795,387	943,731

	June 30, 2008	December 31, 2007
Statement of income
Net sales revenue	919,832	244,902
Cost of sales	(624,301)	(177,983)
Gross profit	295,531	66,919
Selling, general and administrative expenses	(47,010)	(14,204)
Other operating expenses/income	(3,040)	756
Income before financial income and taxes	245,481	53,471
Net financial income (expenses)	(14,648)	(5,533)
Income before taxes	230,833	47,938
Provision for income tax and social contribution taxes	(54,489)	(9,028)
Net income	176,344	38,910

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of a subsidiary, jointly-owned subsidiary, or affiliated company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and converted to Brazilian reais (the Company's reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this conversion are recorded under the caption "Cumulative translation adjustments" in shareholders’ equity after the date of transition to IFRS.

Goodwill is recorded as an asset under the accounts "Equity investments" and "Goodwill". The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later.

At the time of selling a subsidiary, jointly-owned subsidiary or affiliated company, goodwill is included in the determination of gain or loss.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

3.5 - Acquisitions of companies (subsidiaries and jointly-owned subsidiaries)

a) Diaco S.A.

On January 14, 2008, the Company acquired from minority shareholders an additional stake of 40.2% in the capital of Diaco S.A. for US$ 107.2 million (R$ 188.7 million on the acquisition date). At the end of this operation, the Company came to hold, indirectly, 98.67% of the capital of Diaco S.A.

b) Century Steel, Inc.

On February 12, 2008 the Company, through its subsidiary Pacific Coast Steel (PCS), announced the acquisition of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel Inc., (Utah); and Century Properties Henderson 18, LLC (collectively referred to as “CSI”), a rebar fabrication and structural steels company specialized in manufacturing and installing rebar fabrication and structural steel products for US$148.5 million, of which US$ 121.5 million (R$ 194.4 million) has already been paid. CSI is located in Las Vegas in the state of Nevada State and has business in the states of Nevada, California, Utah, and New Mexico. The acquisition was concluded on April 1, 2008 and at the same time the subsidiary Gerdau Ameristeel paid US$ 82 million (R$ 131.2 million) to increase its equity interest in PCS to approximately 84%.

c) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement for the acquisition of 50.9% of Cleary Holdings Corp., a controlling company of production units of coking coal and reserves of coking charcoal in Colombia with a current production capacity of coking coal of 1.0 million tons per year and the reserves of coking charcoal are estimated at 20 million tons. The amount of US$ 59 million (R$ 93,9 million as of June 30, 2008) will be disbursed for this purchase and is subject to approval of the regulatory agencies of Colombia.

d) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company concluded the acquisition of a 49% stake in Corsa Controladora, S.A. de C.V., which holds 100% of the capital of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel and iron products. Aceros Corsa, situated in the city of Tlalnepantla, metropolitan region of Mexico City, is a mini-mill that produces long steel (light merchant bars) with an installed capacity of 150 thousand tons of crude steel and 300 thousand tons of rolled products per year. The amount disbursed in this transaction was US$110.7 million (R$186.3 million at the acquisition date). The Company and the shareholders of Corsa Controladora, S.A. de C.V. also established a joint venture called Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project for the production of structural shapes in Mexico. The new unit will have an installed capacity of 1.0 million tons of crude steel and 700 thousand tons of rolled products per year and will involve an estimated investment of US$ 400 million. The industrial plant will start to operate in 2010. By June 30, 2008 the amount disbursed in this joint venture totalized R$ 23.6 million. This investment is recorded under the equity method.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

e) SJK Steel Plant Limited

On April 2, 2008 the Company through its subsidiary Corporación Sidenor acquired the first portion set forth in the joint venture contract for an investment in Tadipatri, India, which was signed on June 22, 2007. This portion, along with the second acquisition installment made on May 27, 2008 represented an acquisition of 45.17% interest in SJK Steel Plant Limited, which is a steel producer with two LD converters, a continuous casting machine, and pig iron production facilities. The contract establishes a joint ownership and the total amount of the investment is US$ 72.6 million (R$ 123.5 million). The Company has already paid US$ 20 million (R$ 33.6 million on payment date). This investment is recorded under the equity method.

f) Corporación Centroamericana del Acero S.A.

On April 21, 2008 the Company made a strategic alliance with the controlling shareholders of the holding company Corporación Centroamericana del Acero S.A., which holds steelmaking assets in Guatemala and Honduras and distribution in El Salvador, Nicarágua, and Belize. The disbursement in this transaction was US$ 180 million (R$ 303.7 million on acquisition date) and resulted in the acquisition of 30% interest in Corporación Centroamericana del Acero S.A. This investment is recorded under the equity method.

The steelmaking assets include a melt shop with an installed capacity of 500,000 metric tons of crude steel and rolling mills with an annual capacity of 690,000 metric tons for producing rebars, profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce meshes, galvanized, annealed, and barbed wires, nails and metal roofs.

g) Gerdau MacSteel Inc. (Quanex Corporation)

On April 23, 2008 the Company completed the acquisition of Macsteel, Quanex Corporation's steel business. On November 19, 2007, the Company had signed a definite agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of specialty steels (Special Bar Quality – SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. MacSteel also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two), and Wisconsin. MacSteel has an annual installed capacity of 1.2 million metric tons of steel and 1.1 million metric tons of rolled products.

The acquisition did not include Quanex's Building Products business, which is not related to the steel business. Quanex announced the spin-off of this business when the acquisition proposal was finalized.

The disbursement in this transaction was US$ 1.46 billion (R$ 2.43 billion on acquisition date), in addition to the assumption of their debts and some liabilities.

The Company made a preliminary estimate of the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	100,201	850,605
Property, plant and equipamente	397,986	455,291	853,277
Non-current assets	83,442	315,249	398,691
Goodwill	11,072	1,568,072	1,579,144
Current liabilities	(588,272)	(279,700)	(867,972)
Non-current liabilities	(95,272)	(284,411)	(379,683)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

h) Rectificadora del Vallés

On May 30, 2008 the Company through its subsidiary Sidenor Industrial acquired Rectificadora del Vallés (RDV), a steel bar producer for the automotive, construction, and mechanical engineering industries, located in Barcelona, Spain. The transaction amount is € 32 million (R$ 81 million on acquisition date) in addition to the assumption of € 33 million (R$ 84 million on acquisition date) in debts. RDV has an annual installed capacity of 100 thousand metric tons of steel.

i) Vicente Gabilondo e Hijos, S.A. (Gabilondo)

On June 3, 2008 the Company through its subsidiary Sidenor Industrial acquired Vicente Gabilondo e Hijos, S.A. (Gabilondo), a steel bar producer for the automotive industry located in Eibar, Spain. The acquisition price was € 14 million (R$ 35 million on acquisition date). Gabilondo has an annual installed capacity of 30 thousand metric tons of steel.

3.6 - Total Purchase Price Considered for the acquisitions in the period
Acquired companies/shares	June 30, 2008	December 31, 2007
Diaco S.A.	188,693	-
Corsa Controladora, S.A de C.V.	186,284	-
Estructurales Corsa S.A.P.I. de C.V.	23,566	-
Corporación Centroamericana del Acero S.A.	303,696	-
Quanex Corporation	2,434,062	-
Century Steel Inc.	325,626	-
SJK Steel Plant Limited	33,636	-
Chaparral Steel Company	-	7,792,394
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Comercial de Aços S.A.	-	653,825
Grupo Feld S.A. de C.V.	-	536,544
Multisteel Business Holdings Corp.	-	217,200
Siderúrgica Zuliana C.A.	-	176,185
Enco Materials Inc.	-	84,900
Trefilados de Urbina, S.A. - Trefusa	-	46,524
Other acquisitions	-	32,001
Total purchase price considered as paid	3,495,563	9,539,573
Less: Cash and cash equivalents of acquired companies	(722,848)	(1,013,842)
	2,772,715	8,525,731

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

3.7 – Allocation of the fair value in jointly-owned entities or of shared control

a) Gerdau GTL México, S.A. de C.V. (Grupo Feld S.A. de C.V.)

In March 2008, the Company concluded the appraisal of the fair value of the assets and liabilities of Gerdau GTL México, S.A. de C.V. resulting in the recognition of an additional goodwill of R$ 7,468.

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	90,478	3,612	94,090
Non-current assets	233,193	(11,080)	222,113
Goodwill	22,667	243,628	266,295
Current liabilities	(43,081)	-	(43,081)
Non-current liabilities	(2,873)	-	(2,873)
	300,384	236,160	536,544

Total purchase price considered			536,544

b) Multisteel Business Holdings Corp.

In May 2008, the Company concluded the appraisal of the fair value of the assets and liabilities of Multisteel Business Holdings Corp., and allocated part of the goodwill in the amount of R$ 45.8 million to the investment account.

This investment is accounted under the equity method and therefore the allocation of the fair value of the assets and liabilities of the acquired company is not consolidated and only has effect only through a reclassification of the goodwill originally recognized. This amount is shown in Note 11. Furthermore, the amount derived from the amortization of the fair value allocated value given will be recognized in the Company's income statement under the account "Equity in subsidiaries".

c) Siderúrgica Zuliana C.A.

In June 2008, the Company concluded the appraisal of the fair value of the assets and liabilities of Siderúrgica Zuliana C.A., and allocated part of the initially recognized goodwill in the amount of R$ 8.1 million.

The following table presents the estimated fair value of the assets and liabilities of Siderúrgica Zuliana C.A. on the acquisition date:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

	Book Value	Acquisition Adjustments	Fair value as of acquisition
Net assets (liabilities) acquired
Current assets	24,750	-	24,750
Non-current assets	54,964	12,248	67,212
Goodwill	-	103,850	103,850
Current liabilities	(8,620)	-	(8,620)
Non-current liabilities	(4,500)	(4,164)	(8,664)
	66,594	111,934	178,528

Total purchase price considered			178,528

NOTE 4 - CASH AND CASH EQUIVALENTS
	June 30, 2008	December 31, 2007
Cash	992,175	356,446
Banks and short-term investments	1,050,787	1,669,650
Cash and cash equivalents	2,042,962	2,026,096

NOTE 5 – SHORT-TERM INVESTMENTS

Trading securities

Cash investments in trading securities include Bank Deposit Certificates and fixed-income investments, which are stated at their fair value. Income from generated by these investments is recorded as financial income. On June 30, 2008 the Company held R$ 3,426,244 (R$ 2,836,903 as of December 31, 2007) in trading securities.

Available-for-sale securities

As of June 30, 2008 the Company held R$ 88,221 (R$ 276,374 as of December 31, 2007) in available-for-sale securities in current assets and R$ 86,313 in non-current assets.

Gerdau Ameristeel

In the prior year, the subsidiary Gerdau Ameristeel invested its excess cash in securities with variable interest rate and classified as investment grade, known as auction rate securities, which are characterized as available-for-sale securities. As of June 30, 2008 Gerdau Ameristeel had R$ 86,313 in investments of this nature. During the last months, these securities could not be sold because sales orders exceeded purchase orders. As a result of this event, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem the securities, or the securities become redeemable. Although Gerdau Ameristeel intends to sell these investments as soon as market liquidity improves, as of June 30, 2008, Gerdau Ameristeel reclassified these investments from current assets to non-current assets. Due to the lack of similar transactions in the market for measuring the value of this investment, Gerdau Ameristeel uses valuation methods that include forecast cash flow and similar transactions. As a result of this analysis and other factors of impairment of assets, Gerdau Ameristeel recorded a loss of US$ 39.7 million in 2008(R$ 63.2 million on June 30, 2008). These securities will be analyzed every quarter in order to record any new impairments and to assure a correct classification in the balance sheet.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Other available-for-sale securities

As of June 30, 2008 other available-for-sale securities totaled R$ 88,221, which were recorded at their fair value and referred principally to investments held by Gerdau MacSteel in the amount of R$ 82,903. These investments are value based on market quotations and the Company does not intend to hold these securities as permanent investments.

NOTE 6 – TRADE ACCOUNTS RECEIVABLE
	June 30, 2008	December 31, 2007
Trade accounts receivable - in Brazil	1,105,376	1,163,417
Trade accounts receivable - exports from Brazil	257,499	406,160
Trade accounts receivable - foreign subsidiaries	3,223,632	1,653,895
(-) Allowance for doubtful accounts	(61,145)	(51,156)
	4,525,362	3,172,316

The Company's maximum exposure to doubtful accounts is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers the history of losses, individual situation of each customer and the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:
	June 30, 2008	December 31, 2007
Current	3,945,478	2,798,225
Past-due:
Up to 30 days	491,634	330,709
From 31 to 60 days	90,514	49,792
From 61 to 90 days	18,735	12,798
From 91 to 180 days	14,435	12,674
From 181 to 360 days	13,525	7,859
Above 360 days	12,186	11,415
(-) Allowance for doubtful accounts	(61,145)	(51,156)
	4,525,362	3,172,316

The changes in the allowance for doubtul accounts are as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Balance as of December 31, 2006	(72,371)
Accrued receivables during the period	(18,001)
Recoveries in the period	2,885
Write-offs	35,883
Exchange variation	2,934
Acquisitions	(2,486)
Balance as of December 31, 2007	(51,156)
Accrued receivables during the period	(11,932)
Recoveries in the period	188
Write-offs	(1,126)
Exchange variation	2,881
Balance as of June 30, 2008	(61,145)

NOTE 7 - INVENTORIES
	June 30, 2008	December 31, 2007
Finished products	2,827,015	2,274,955
Work in progress	1,583,598	1,357,559
Raw materials	1,705,349	1,280,241
Storeroom supplies	900,544	883,002
Advances to suppliers	156,262	73,353
Imports in transit	383,051	228,418
(-) Provision for obsolescence and market value adjustment	(66,135)	(40,867)
	7,489,684	6,056,661

The changes in the provision for obsolescence and adjustment to market value are as follows:
Balance as of December 31, 2006	(45,602)
Write-offs	11,501
Provision for the period	(10,917)
Exchange variation	4,151
Balance as of December 31, 2007	(40,867)
Write-offs	5,038
Provision for the period	(19,433)
Exchange variation	(10,873)
Balance as of June 30, 2008	(66,135)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

During the six-months periods ended June 30, 2008 and 2007 the amounts R$ 14,931,856 and R$ 11,213,506, were recognized, respectively, as cost of sales and freight. The cost of sales includes the amounts R$ 5,038 (R$ 12,359 as of June 30, 2007) referring to permanently written off inventories and R$ 19,433 (R$ 10,164 as of June 30, 2007) referring to the recognition of a provision for obsolescence and market value adjustment.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 8 – TAX CREDITS
	June 30, 2008	December 31, 2007
Current
ICMS (state VAT)	159,863	154,386
COFINS (tax on revenue)	77,072	95,963
PIS (tax on revenue)	14,200	19,477
IPI (federal VAT)	38,952	63,671
IRRF (withholding income tax)	26,192	192,245
IVA (value-added tax)	65,074	52,977
Others	19,430	19,598
	400,783	598,317

Non-current
ICMS (state VAT)	161,187	184,551
PIS (tax on revenue)	23,125	23,946
COFINS (tax on revenue)	100,603	109,032
IRRF (withholding income tax)	296,384	277,365
	581,299	594,894
	982,082	1,193,211

The estimate of realization of noncurrent tax credits is as follows:
	June 30, 2008	December 31, 2007
2009	173,337	179,457
2010	139,452	153,815
2011	121,493	113,196
After 2011	147,017	148,426
	581,299	594,894

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income (IR) and social contribution (CS) taxes:

	June 30, 2008			June 30, 2007
	IR	CS	Total	IR	CS	Total
Income before income taxes	4,170,330	4,170,330	4,170,330	2,923,423	2,923,423	2,923,423
Statutory tax rates	25%	9%	34%	25%	9%	34%
Income and social contribution taxes at statutory rates	(1,042,583)	(375,330)	(1,417,913)	(730,856)	(263,108)	(993,964)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(212,725)	122,325	(90,400)	(47,196)	116,809	69,613
- Equity in subsidiaries	35,677	12,844	48,521	17,004	6,122	23,126
- Interest on capital	119,646	43,072	162,718	59,279	21,341	80,620
- Tax incentives	49,197	-	49,197	26,091	-	26,091
- Tax deductible goodwill recorded in statutory books	105,791	38,085	143,876	102,955	37,064	140,019
- Permanent differences (net)	108,546	39,076	147,622	40,438	14,558	54,996
Income and social contribution taxes	(836,451)	(119,928)	(956,379)	(532,285)	(67,214)	(599,499)

Current			(893,758)			(573,158)
Deferred			(62,621)			(26,341)

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The differences between the tax bases of the assets and liabilities included in the financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded as expense (or income) in the statement of income.

The Company's subsidiaries in Brazil received R$ 19,461 as of June 30, 2008 (R$ 13,443 as of June 30, 2007) of tax incentives in the form of income tax reduction, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which represented R$ 29,736 as of June 30, 2008 (R$ 12,648 as of June 30, 2007). The respective tax incentives were recorded directly in the income and social contribution tax accounts on the statement of income.

b) Deferred income and social contribution taxes at statutory rates:
	Balance as of December 31, 2007	Company acquisition	Recognized in income	Exchange variation	Balance as of Junes 30, 2008
Non-current assets

Tax losses	133,923	-	49,661	(11,483)	172,101
Offset of tax losses	19,123	-	13,433	-	32,556
Provision for contingencies	128,962	-	(16,970)	-	111,992
Benefits granted to employees	182,058	-	(55,884)	(9,858)	116,316
Other temporary differences	322,361	-	6,168	(21,428)	307,101
Amortized goodwill	17,171	-	25,942	-	43,113
Property, plant and equipment	-	-	(6,676)	-	(6,676)
Provision for losses	130,253	-	(6,155)	-	124,098

Total Non-current assets	933,851	-	9,519	(42,769)	900,601

Non-current liabilities

Property, plant and equipment allocations in fair value	1,447,387	163,163	(381,716)	(100,557)	1,128,277
Intangible assets	418,402	114,841	29,855	(20,543)	542,555
Amortized negative goodwill	67,726	-	1,073	-	68,799
Benefits granted to employees	141,162	-	15,594		156,756
Inflation/foreign exchange effect	170,596	-	129,358	-	299,954
Other temporary differences	70,498	80,363	277,976	(12,619)	416,218

Total Non-current liabilities	2,315,771	358,367	72,140	(133,719)	2,612,559

Total net	(1,381,920)	(358,367)	(62,621)	90,950	(1,711,958)

Effect in the income of the period			(62,621)

The tax credits arising from tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company's Board of Directors. These studies consider the history of profitability of the Company and its subsidiaries and the expectation of continuous profitability and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

c) Estimated recovery of income and social contribution tax credits:
	June 30, 2008	December 31, 2007
2008	197,508	200,944
2009	137,014	163,552
2010	126,205	143,531
2011	82,410	197,520
2012	82,410	99,684
from 2013 on	275,054	128,620
	900,601	933,851

	June 30, 2008	December 31, 2007
2008	342,951	223,273
2009	189,940	208,040
2010	125,413	139,786
2011	125,413	140,778
2012	125,413	138,981
from 2013 on	1,703,429	1,464,913
	2,612,559	2,315,771

d) Unrecognized tax assets

 As of June 30, 2008, the Company has total tax losses arising from its operations in Brazil of R$ 315,625 from income tax (R$ 255,115 as of December 31, 2007) and R$ 361,729 from social contribution tax (R$ 214,251 as of December 31, 2007), representing a deferred tax asset of R$ 111,462 (R$ 67,188 as of December 31, 2007). The Company believes that the amounts will be realized based on the combination of future taxable income, except for a portion of R$ 80.027 (R$ 76.925 as of December 31, 2007), due to the lack of an opportunity to use the tax losses in one of its subsidiaries. These tax losses can be carried forward indefinitely.

As of June 30, 2008, Ameristeel recognized a deferred tax asset in the amount of R$ 89,737 (R$ 99,850 as of December, 31, 2007). Gerdau Ameristeel has tax losses not arising from capital loss in the amount of R$ 93,431 for Canadian tax purposes (R$ 142,767 as of December 31, 2007), which expire between 2008 and 2027. Gerdau Ameristeel also has net operating losses of approximately R$ 784,489 for North American tax purposes (R$ 872,897 as of December 31, 2007), which expire between 2010 and 2027. Gerdau Ameristeel believes that the net deferred tax asset of its Canadian operations, which as of June 30, 2008 totaled R$ 17,033 (R$ 18,953 as of December 31, 2007), will be realized based on the combination of future taxable income and various tax planning strategies that will be implemented, if necessary. During 2008, Gerdau Ameristeel recorded a provision for loss of R$ 2,706 (R$ 3,011 as of December 31, 2007), against certain state tax assets arising from tax losses and recycling credits. The Company believes that the realization of these deferred tax assets is not probable.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:
Gross cost of the property, plant, and equipment	Lands and buildings	Machines, equipment, and installations	Furniture and appliances	Vehicles	Data electronic equipment	Foresting/ reforesting	Fixed assets under construction	Total

Balances as of December 31, 2007	4,730,460	14,755,588	176,980	131,983	553,193	407,838	2,372,356	23,128,398
Foreign exchange effect	(149,099)	(560,454)	(13,484)	(6,444)	(6,250)	-	(55,170)	(790,901)
Acquisitions/sales of companies	195,085	674,489	467	-	-	-	18,330	888,371
Additions	29,467	75,456	24,531	12,785	17,401	44,886	826,395	1,030,921
Transfers	29,134	663,463	3,435	1,354	6,408	-	(704,435)	(641)
Disposals	(5,721)	(31,886)	(931)	(2,111)	(1,032)	(2,032)	(3,215)	(46,928)
Balances as of June 30, 2008	4,829,326	15,576,656	190,998	137,567	569,720	450,692	2,454,261	24,209,220

Accumulated depreciation

Balance on December 31, 2007	(1,414,463)	(5,302,821)	(104,248)	(67,719)	(336,829)	(74,374)	-	(7,300,454)
Foreign exchange effect	19,050	178,373	5,110	2,789	1,746	-	-	207,068
Acquisitions/sales of companies	(4,234)	(22,530)	-	-	-	-	-	(26,764)
Depreciation, amortization and depletion	(78,644)	(647,851)	(8,253)	(9,870)	(38,750)	(6,431)	-	(789,799)
Transfers	203	767	(534)	(148)	-	-	-	288
Disposals	3,759	26,229	567	1,363	964	-	-	32,882
Balances as of June 30, 2008	(1,474,329)	(5,767,833)	(107,358)	(73,585)	(372,869)	(80,805)	-	(7,876,779)

Net property, plant and equipment
Balances as of December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944
Balances as of June 30, 2008	3,354,997	9,808,823	83,640	63,982	196,851	369,887	2,454,261	16,332,441

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and appliances	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts – property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. and Aços Villares S.A. are also insured against loss of profits.

c) Capitalized interest and financial charges – financial charges capitalized during the six-months period ended June 30, 2008 totaled R$ 65,882 (R$ 26,518 as of June 30, 2007).

d) Guarantees - fixed assets were pledged as collateral for loans and financing in the amount of R$ 1,944,562 as of June 30, 2008 (R$ 1,869,540 as of December 31, 2007).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 11 - INVESTMENTS

a) Equity investments

	Dona Francisca Energética S.A.		Armacero Ind. Com. Ltda.	Joint Ventures North America	Grupo Multisteel Business Holdings Corp.		Corsa Controladora S.A. de C.V.		Estructurales Corsa S.A.P.I. de C.V.	Corporación Centro Americana del Acero, S.A.		Others	Total
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment
Balances as of December 31, 2006	65,793	17,074	7,717	359,496	-	-	-	-	-	-	-	26,816	476,896
Equity in subsidiaries	8,793	-	(1,279)	92,550	25,676	-	-	-	-	-	-	(7,341)	118,399
Exchange variation	-	-	(318)	(55,930)	(9,206)	(5,116)	-	-	-	-	-	-	(70,570)
Dividends	-	-	-	(109,959)	-	-	-	-	-	-	-	-	(109,959)
Acquisition/disposal of investment	-	-	-	-	136,233	81,588	-	-	-	-	-	(4,345)	213,476
Balances as of December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	-	-	-	-	-	15,130	628,242
Equity in subsidiaries	4,655	-	5,220	94,600	31,464	-	20,456	-	(1,689)	10,996	-	(22,995)	142,707
Other equity variations	-	-	-	(1,271)	-	-	(5,627)	-	-	-	-	-	(6,898)
Exchange variation	-	-	(1,480)	(28,182)	(14,088)	(7,797)	3,730	(12,046)	(618)	(16,187)	-	-	(76,668)
Dividends	-	-	-	(63,730)	-	-	-	-	-	-	-	-	(63,730)
Acquisition/disposal of investment	-	-	-	-	-	892	52,250	134,034	23,566	103,978	199,718	122,691	637,129
Reclassification of fair value	-	-	-	-	45,843	(45,843)	-	-	-	-	-	-	-
Balance as of June 30, 2008	79,241	17,074	9,860	287,574	215,922	23,724	70,809	121,988	21,259	98,787	199,718	114,826	1,260,782

b) Other investments

	MRS Logística S.A.	Eletrobrás Centrais Elétricas Brasileiras S.A.	Total
	Investment	Investment
Balances as of December 31, 2006	4,772	-	4,772
Acquisition/disposal of investment	-	13,851	13,851
Balances as of December 31, 2007	4,772	13,851	18,623
Balances as of June 30, 2008	4,772	13,851	18,623

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 12 – GOODWILL

The changes in the Company's goodwill and its subsidiaries are as follows:

Balance as of December 31, 2007	6,043,396
(-) Foreign exchange variation	(590,488)
(+) Gerdau GTL México, S.A. de C.V.	6,144
(+) Sheffield Steel Corporation	11,018
(+) Siderúrgica Zuliana, C.A.	(6,667)
(+) Gerdau Açominas S.A.	2,782
(+) Gerdau Aços Longos S.A.	2,743
(+) Gerdau Aços Especiais S.A.	559
(+) Gerdau Comercial de Aços S.A.	448
(+) Diaco S.A.	232,991
(+) Century Steel Inc.	179,371
(+) MacSteel	1,579,144
(-) Enco Materials Inc.	(11,018)
Balance as of June 30, 2008	7,450,423

Goodwill by subsidiaries:

	June 30, 2008	December 31, 2007
Sipar Gerdau Inversiones S.A.	19,609	20,008
Distribuidora Matco S.A.	3,966	4,334
Sheffield Steel Corporation	106,743	114,058
Century Steel	179,371	-
Pacific Coast Steel, Inc.	126,283	117,151
Gerdau GTL México, S.A. de C.V.	210,268	228,724
Valley Placers, Inc.	4,192	4,664
Siderúrgica Zuliana, C.A.	104,300	104,094
D&R Steel, LLC	4,271	4,752
Re-Bars Inc.	1,705	1,898
Chaparral Steel Company	4,447,071	4,926,315
Gerdau Açominas S.A.	172,911	170,129
Gerdau Aços Longos S.A.	170,469	167,726
Gerdau Aços Especiais S.A.	34,768	34,209
Gerdau Comercial de Aços S.A.	27,816	27,368
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.	53,965	53,965
Diaco S.A.	214,280	-
Trefilados de Urbina, S.A. - Trefusa	19,955	19,997
Enco Materials Inc.	31,876	44,004
Gerdau MacSteel	1,516,604	-
	7,450,423	6,043,396

Goodwill impairment assessment

Goodwill impairment is evaluated every quarter through by the analysis and identification of events and circumstances that might give rise to need for anticipating the annual impairment test. If some event or circumstance indicates that the goodwill is impaired, then the test is anticipated. No goodwill impairment loss was identified for the Company in the period.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The Company tests goodwill for impairment on an annual basis using common market practices, especially in relation to the discounted cash flow of its reporting units that have allocated goodwill.

NOTE 13 - INTANGIBLE

Intangible assets refer basically to goodwill arising from the acquisition of companies:

	Pacific Coast Steel Inc.	Corporación Sidenor, S.A.	Chaparral Steel Company	Enco Materials Inc.	Gerdau Macsteel Inc.	Others	Total
	Trade Fund	Carbon Emission Reduction Certified	Trade Fund	Trade Fund	Trade Fund
Balance as of December 31, 2006	17,322	18,648	-	-	-	9,411	45,381
Exchange variation	(2,646)	(1,666)	(39,983)	43	-	(488)	(44,740)
Acquisition	1,628	5,472	1,112,808	14,917	-	4,156	1,138,981
Disposal	(831)	(15,890)	-	-	-	(264)	(16,985)
Amortization	(2,684)	-	(42,514)	(991)	-	(2,733)	(48,922)
Balance as of December 31, 2007	12,789	6,564	1,030,311	13,969	-	10,082	1,073,715
Exchange variation	(9,074)	(1,007)	(100,098)	(1,335)	(7,896)	(582)	(119,992)
Acquisition	38,673	18,803	-	-	338,550	1,135	397,161
Disposal	(8)	(1,583)	-	(214)	-	(974)	(2,779)
Amortization	(5,018)	-	(78,138)	(1,249)	-	(363)	(84,768)
Balance as of June 30, 2006	37,362	22,777	852,075	11,171	330,654	9,298	1,263,337
Estimated useful lives	5 years	Undefined	15 years	5 years	15 years	5 years

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 14 – LOANS AND FINANCING

Loans and financing are as follows:

	Annual
	charges(*)	June 30, 2008	December 31, 2007
Short term financing in Brazilian reais
Working capital	6.25%	277	534,718
Short term financing in foreign currency
Working capital (US$)	5.37%	431,423	508,510
Working capital (EUR)	5.53%	203,215	156,894
Working capital (Clp$)	5.61%	21,355	29,523
Working capital (Cop$)	9.05%	100,262	13,428
Working capital (PA$)	15.27%	34,978	54,113
Financing of investment (US$)	9.05%	105,089	72,935
Financing of fixed assets and others (US$)	3.43%	39,063	1,787
		935,662	1,371,908
Plus current portion of long-term financing		2,076,162	1,129,077
Short term financing plus current portion		3,011,824	2,500,985

Long-term financing in Brazilian reais
Working capital	10.26%	100,291	105,345
Financing of property, plant and equipament	8.76%	1,449,279	1,412,516
Financing of investment	11.77%	735,366	744,325
Long-term financing in foreign currency
Working capital (US$)	4.14%	391,447	395,548
Working capital (EUR)	5.53%	756,035	702,379
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	9.43%	1,594,143	1,772,751
Advances on export contracts (US$)	5.23%	402,913	508,687
Financing of investment (US$)	4.59%	7,911,999	6,400,934
Financing of property, plant and equipament and others (US$)	5.10%	1,320,601	1,547,720
		14,662,074	13,590,205
Less: current portion		(2,076,162)	(1,129,077)
Long term financing minus current portion		12,585,912	12,461,128
Total financing		15,597,736	14,962,113

(*) Weighted average tax on June 30, 2008.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:
	June 30, 2008	December 31, 2007
Real (R$)	2,285,213	2,796,904
U.S. Dollar (US$)	12,196,678	11,208,872
Euro (EUR)	959,250	859,273
Colombian Peso (Cop$)	100,262	13,428
Argentine Peso (PA$)	34,978	54,113
Chilean Peso (Clp$)	21,355	29,523
	15,597,736	14,962,113

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Maturity of long-term loans and financing:
2009	754,651
2010	1,462,224
2011	2,687,235
2012	2,802,778
After 2012	4,879,024
12,585,912

a) Guaranteed Perpetual Notes and Senior Notes
Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 955,140 as of June 30, 2008). These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue, i.e., the first option for redemption is in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date. The subsidiary Gerdau Ameristeel Corporation has a private issue of Senior Unsecured Notes in the amount of US$ 405 million (R$ 644,719 as of June 30, 2008), at the cost of 10.375% per year, with maturity in 2011.

b) Term Loan Facility
On September 14, 2007, the subsidiary Gerdau Ameristeel Corp. financed in part the acquisition of Chaparral Steel Company with a Term Loan Facility in the amount of US$ 2.75 billion (R$ 4,377,725 as of June 30, 2008). The Term Loan Facility has maturities of 5 and 6 years from the acquisition close date and is subject to Libor + between 1% and 1.25%. The Term Loan Facility is not collateralized by assets of Gerdau Ameristeel or its subsidiaries Gerdau S.A. and its Brazilian operating subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A.) have guaranteed the borrowers’ liabilities with respect to both credit lines.

c) Ten-Year Bonds (Investment Financing) On October 22, 2007 the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the total of US$ 1 billion (R$ 1,591,900 on June 30, 2008). The bonds mature on October 20, 2017 and they have an annual interest of 7.25%, which will be paid twice a year in the months of April and October beginning in April 2008. The bonds are guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. In May 2008 the Company concluded the reopening of the Bond with a maturity date in 2017 through the subsidiary GTL Trade Finance Inc. in the amount of US$ 500 million and at a yield of 6.875% p.a. The new issuance will be incorporated into the issuance made in October 2007 and it will be subject to interest of 7.25% p.a., which will be paid every six months (in April and October). These funds will be used to repay the Bridge Loan of US$ 1 billion that was taken by this subsidiary on April 16, 2008.

d) Guaranties
The loans contracted under the FINAME/BNDES program, totaling R$ 1,502,363, on the date of the Financial Statements, are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 1% per year.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

e) Covenants
As a way of monitoring the financial condition of the Company, the banks involved in the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the EBITDA for the last 12 months should represent at least 3 times the debt service of the same period. As of June 30, 2008 such covenant represents R$ 1,851,054 and is around 12.7.

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the debt coverage level should not surpass 4 times the EBITDA for the last 12 months. As of June 30, 2008 such covenant represents R$ 31,443,780 and is around 2.1 times the EBITDA for the last 12 months.

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements. The contractual index indicates that the Net Worth must be greater than R$ 3,759,200.

IV) Current Ratio - measures the capacity to pay current liabilities. The contractual index indicates that the current ratio must be greater than 0.8. As of June 30, 2008 the current ratio is 17.4.

All the covenants mentioned above are calculated based on the Consolidated Interim Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

f) Credit Lines
In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from the BNDES (National Bank for Economic and Social Development) in the amount of R$ 900,000 for the purchase of equipment and for expenses. The funds are provided as the subsidiaries implement their investment plans and submit proof of expenditures to the BNDES. As of June 30, 2008, R$ 683,523 of this credit line had been drawn down. The contracted interest rate was TJLP (long-term interest rate) + 2.5% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and are subject to the compliance with financial covenants by Metalúrgica Gerdau S.A.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and contain restrictive covenants which must be met by Metalúrgica Gerdau S.A.

In November 2006, Gerdau S.A. closed a Senior Liquidity Facility operation in order to provide the management of its liabilities with one more tool that will make it possible to better manage short-term risks. The operation contributed to reduce the Company's level of exposure in the case of liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 636,760 as of June 30, 2008) and the borrower will be the subsidiary GTL Trade Finance Inc., with guarantees provided by the following companies: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.. The program has a 3-year cash period with 2 years for payment from the time each disbursement is made. The costs are a Facility Fee of 0.27% per year and Libor + 0.30% to 0.40% per year in the case of disbursement. No amounts have been withdrawn against this credit line as of June 30, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The subsidiary Gerdau Açominas S.A. has the following credit lines:

•       US$ 267 million (R$ 425,037 as of June, 30 2008) with a group of banks led by Citibank, N.A, Tokyo Branch, whose credit insurance was given by Nippon Export and Investment Insurance (NEXI) and guarantee by Gerdau S.A. The operation has a term of ten years, of which two are the grace period and the remaining eight for payment. The contracted interest rate was LIBOR + 0.3% per year (equivalent to an all-in cost of 7.27% per year on the contract date). As of June 30, 2008, all of the amounts under the credit line had been drawn down. The resources are being used to finance part of the project to increase the production capacity to 4.5 million metric tons, including the following sub-projects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbogenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against foreign exchange exposure of the Japanese yen against the US dollar (note 16).

•        US$ 69 million (R$ 109,841 as of June 30, 2008) from Export Development Canada, whose credit insurance was given by KfW and guarantee by Gerdau S.A. The operation has a term of six years, of which two are the grace period and the remaining four for payment. The operation had an all-in cost of 7.22% per year on the contract date. As of June 30, 2008, US$ 50 million (R$ 79,595 as of June 30, 2008) under this credit line had been drawn down. The funds are being used to finance part of the Continuous Casting of Blooms project.

•        US$ 201 million (R$ 319,972 as of June 30, 2008) from BNP Paribas (50%) and the Industrial and Commercial Bank of China - ICBC (50%), whose credit insurance was given by China Export & Credit Insurance Company (Sinosure) and guarantee by Gerdau S. A. The operation has a term of twelve years, for which three are the grace period and the remaining nine for payment. The operation had an all-in cost of 6,97% per year on the contract date. As of June 30, 2008, US$ 174,5 million (R$ 277,787) of this credit line had been drawn down. The funds are being used to finance 85% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant.

Together with the contracting of this line of credit, Gerdau entered into a commercial loan operation for the total of US$ 50 million with BNP Paribas. This line has already been fully used.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,034,735 as of June 30, 2008) falling due in October 2010. In June 2008 the Company increased its credit line to US$ 950 million (R$ 1,512,305), which can be drawn in U.S. dollars (LIBOR + 1% to 2% per year or US Prime/FED Funds plus -0.5% to +0.5% per year) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus 1% to 2% per year, or Canadian Prime plus 0% to 1% per year) or US Prime/FED Funds plus -0,50% to +0,50% per year. The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of March 31, 2008. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

In November 2006, the subsidiary Gerdau Ameristeel US Inc. obtained a credit line from KfW in the amount of US$ 75 million (R$ 119,393 as of June 30, 2008), with a maturity in November 2008. The contracted interest rate for ECA Loans was Libor plus 0.3% to 0.6% per year and for Commercial Loans was Libor plus 1.6% to 2.2% per year. As of June 30, 2008, US$ 15 millions (R$ 24,514 as of June 30, 2008) of this credit line had been drawn down. The funds will be used to finance the acquisitions of fixed assets. The equipment to be financed will be given as guarantee for this line.

The subsidiary Gerdau Aza S.A. has a line of credit of Clp$ 53 billions (R$ 160,381 as of June 30, 2008), bearing interest of 8,52% per year. This line was not being used as of June 30, 2008.

In May 2008, the subsidiary Gerdau MacSteel US Inc. received a 3-year credit line from a bank syndicate led by Citibank N.A in the amount of US$ 500 million (R$ 795,950 as of June 30, 2008). As of June 30, 2008 US$ 400 million (R$ 636,760) had been used and the principal will be paid in three installments, in the 24th month, in the 30th month, and in the 36th month. The contracted interest rate was Libor + 1.25%.  The funds were used to repay the loan obtained to purchase the company (Bridge Loan). The loan is guaranteed by the Gerdau Group companies.

NOTE 15 - DEBENTURES
		Quantity as of June 30, 2008
Issuance	General Meeting	Issued on	Portfolio	Maturity	Annual charges	June 30, 2008	December 31, 2007
3rd - A and B	May 27, 1982	144,000	61,245	June 1, 2011	CDI	226,025	165,970
7th	July 14, 1982	68,400	11,133	July 1, 2012	CDI	35,128	152,606
8th	November 11, 1982	179,964	132,721	May 2, 2013	CDI	273,608	257,961
9th	June 10, 1983	125,640	3,155	September 1,2014	CDI	30,906	252,086
11th - A and B	June 29, 1990	150,000	121,197	June 1,2020	CDI	86,158	131,147
						651,825	959,770
Aços Villares S.A.	September 1, 2005	28,500	-	September 1, 2010	104,5% DI	309,310	308,028
Debentures held by subsidiaries						(75,962)	(326,522)
Total Consolidated						885,173	941,276

Current						131,185	38,125
Non-current						753,988	903,151

Maturities of long-term amounts are as follows:

	June 30, 2008	December 31, 2007
2009	71,250	142,500
2010	106,875	127,403
2011	155,088	165,970
2012	35,128	152,606
After 2012	385,647	314,672
	753,988	903,151

Debentures issued by Gerdau S.A.
The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 11.17% and 11.82% as of June 30, 2008 and December 31, 2007, respectively.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Debentures issued by Aços Villares S.A.

The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of R$ 10 totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:
- Cash and cash equivalents - are presented in note 4.
- Short-term Investiments - are recorded at their redemption value at the date of the Consolidated Interim Financial Statements and presented in note 5.
- Trade accounts receivable - are explained and presented in Note 6.
- Related-party transactions - are described in note 19.
- Loans and financing - are presented in note 14.
- Debentures - are presented in note 15.

b) Fair value – the fair value of the aforementioned financial instruments, calculated as per methodologies mentioned in note 2.19, is as follows:

	June 30, 2008		December 31, 2007
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	2,042,962	2,042,962	2,026,096	2,026,096
Short-term investments	3,600,778	3,600,778	3,113,277	3,113,277
Trade accounts receivable	4,525,362	4,525,362	3,172,316	3,172,316
Imports financing	1,305,006	1,305,006	1,541,315	1,541,315
Prepayment financing	369,795	369,795	460,074	460,074
Senior Notes	639,003	674,570	716,792	757,850
Treasury stock - preferred	122,896	357,907	106,667	268,696
Treasury stock - common	557	52,980
Perpetual bonds	957,024	1,005,399	1,064,876	1,107,534
Other financing	12,326,908	12,326,908	11,179,056	11,179,056
Debentures	885,173	885,173	941,276	941,276
Related parties (assets)	70,520	70,520	17,100	17,100
Related parties (liabilities)	20	20	563	563
Unrealized gains on derivatives	65,625	65,625	1,567	1,567
Unrealized losses on derivatives	12,400	12,400	18,070	18,070
Dividends payable	11,205	11,205	392	392
Other accounts receivable	664,612	664,612	511,285	511,285
Other accounts payable	957,699	957,699	857,665	857,665
Long-term incentive plan (note 25)	-	37,414	-	33,445
Minority interest put options (note 16.f)	555,264	555,264	889,440	471,477

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk: this risk is related to the possibility of changes in prices of the products sold by the subsidiaries or in prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk is originated in the interest rates fluctuations in the several countries where the Company operates. Such activities in the interest rates may generate gains or losses on liabilities and assets (cash investments) that the Company holds. In order to minimize possible impacts resulting from such fluctuations, the Company looks into balancing its exposures between fixed rates and variable rates, adopting a corporate policy intending to comply with the maximum/minimum proportion of 65% and 35% between the rate modalities. In order to meet such balance, the Company may contract in the financial market operations of interest rate derivatives, in order to comply with such corporate policies.

Exchange rate risk: such risk arises from exchange rate fluctuations in the countries where the Company operates. This risk can be easily observed in countries where the revenue is in local currency and the costs are in foreign currency, therefore generating a mismatching of cash flows. In order to measure the foreign exchange exposure, the Company considers the assets and liabilities it has in dollars, reaching a net foreign exchange exposure, called Net Exposure, which is the real exposure. If necessary, the Company may contract operations of foreign exchange rate derivatives, to protect itself against such exposure. Additionally, as a corporate policy, the units must not generate debts in a currency other than that of its cash generation. Should this happen, the unit must contract a Hedge to protect itself against such exposure.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to cash investments, the Company and its subsidiaries invest solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company's choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (shareholders' equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI's (Key Performance Indicators) related to the objective "Capital Structure Management" are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders' Equity Ratio. The Total Debt is composed of loans and financing (note 14) and debentures (note 15). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program. In the last years, the key indicators of the capital structure management process have been as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 7 times
Debt/Shareholders' Equity Ratio	between 25%-75% and 50%-50%

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 13,313 as of June 30, 2008 (R$ 12,165 as of December 31, 2007).

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the occillation of the exchange rate.

Interest rate sensitivity analysis: The Company is exposed to interest rate risks in its loans, financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or a 0.1% reduction between the Brazilian real and the foreign currencies on such outstanding loans, financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ R$ 67,971 as of June 30, 2008 (R$ 59,419 as of December 31, 2007).

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production.

The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both the prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 148,740 as of June 30, 2008 (R$ 67,273 as of June 30, 2007).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

d) Financial Instruments per Category

Summary of the financial instruments per category:

June 30, 2008 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder's equity	Available for sale	Total
Short-term investments	-	3,512,557	-	88,221	3,600,778
Derivatives	-	23,255	42,370	-	65,625
Trade accounts receivable and other receivables	5,260,494	-	-	-	5,260,494
Cash and cash equivalents	2,042,962	-	-	-	2,042,962
Total	7,303,456	3,535,812	42,370	88,221	10,969,859

Liabilities	Liabilities at market value with gains and losses recognized in the result	Assets at fair value with gains and losses recognized in shareholder's equity	Other financial liabilities	Total
Financing	-	-	18,130,550	18,130,550
Derivative financial instruments	12,400	-	-	12,400
Total	12,400	-	18,130,550	18,142,950

December 31, 2007 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Available for sale	Total
Short-term investments	-	2,836,903	276,374	3,113,277
Derivatives	-	1,567	-	1,567
Trade accounts receivable and other receivables	3,700,701	-	-	3,700,701
Cash and cash equivalents	2,026,096	-	-	2,026,096
Total	5,726,797	2,838,470	276,374	8,841,641

Liabilities	Liabilities at market value with gains and losses recognized in the result	Other financial liabilities	Total
Loans and Financing	-	16,868,676	16,868,676
Derivative financial instruments	18,070	-	18,070
Total	18,070	16,868,676	16,886,746

Except for an instrument classified as cash flow hedge, which has its unrealized loss classified directly in shareholders’ equity, all derivatives are interest rate swaps and were recorded at fair value, and realized and unrealized losses are presented as "Net gains (losses) on derivatives" in the consolidated statement of income.

e) Operations with derivative financial instruments

Derivative financial instruments include interest rate swap agreements, mainly for exchanging variable-rate debt based on the CDI (interbank deposit rate) denominated in Brazilian reais for fixed-rate debt based on the Brazilian reference rate, swapping fixed interest rate debts in US dollars for variable rate debts based on the Japanese Libor, as well as a reverse swap in which the Company receives a variable rate based on the Japanese Libor and pays a fixed interest rate in US dollars.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Gerdau Açominas S.A. entered into interest rate swap contracts whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. These contracts have a nominal value of R$ 399,766 and a maturity date between June 15, 2010 and November 30, 2011. The fair value of these contracts, which represents the amount that would be received if the contracts were finalized on June 30, 2008, is a net loss of R$ 8,063 (net gain of R$ 10,819 as of June 30, 2007).

Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Libor in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of R$ 425,037. This swap matures on March 31, 2015. The fair value of this contract, which represents the amount to be received if the contract were finalized on June 30, 2008, is a net gain of R$ 22,817 (net loss of R$ 24,676 as of June 30, 2007).

Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Libor in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of R$ 357,440. This swap matures on March 31, 2015. The fair value of this contract, which represents the amount to be received if the contract were finalized on June 30, 2008, is a net gain of R$ 526 (net gain of R$ 3,601 as of June 30, 2007.

GTL Equity Investments Corp. entered into a swap contract with maturity on October 1, 2008 with a nominal value of US$ 50 million, equivalent to R$ 79,595 as of June 30, 2008. The unrealized net gains were R$ 212 as of June 30, 2008.

GTL Equity Investments Corp. also contracted two offshore swaps falling due on October 21, 2010. The nominal values of these contracts added together were US$ 200 million, equivalent to R$ 318,380 on June 30, 2008. Their unrealized gains were R$ 1,202 on June 30, 2008.

Empresa Siderúrgica del Peru S.A.A. - Siderperu - entered into an interest rate swap contract, whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. This contract has a nominal value of R$ 119.392 and maturity date of April 30, 2014. The fair value of this contract, which represents the amount to be received if the contract were finalized on June 30, 2008, is a net loss of R$ 2,688.

During March 2008, Gerdau Ameristeel entered into interest rate swap contracts, qualified as cash flow hedges, in order to reduce its exposure to the variation based on Libor of the Term Loan Facility (note 14). The contracts have a nominal value of R$ 1.591.900; the fixed interest rates for such swaps are between 3,3005% and 3,7070% and have maturities between March 2012 and September 2013. If added to the spread over Libor related to the tranche B of the Term Loan Facility, the interest rate for these swaps would be between 4,5505% and 4,9570%. The fair value of these swaps, which represents the amount to be paid if the contract were finalized on June 30, 2008, is a net gain of R$ 42.370, which is recorded as a specific component of shareholders’ equity.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps, which are qualified as fair value hedges, subsequent to the refinancing of its debt. The contracts have a nominal value of R$ 318,380 and the ones falling due on July 15, 2011 were paid on April 18, 2008. The contract's market value (fair value) paid on the closing date was a gain of R$ 3,980.

Additionally Gerdau Ameristeel had an interest rate option (known as caps and floor or collars) related to the fair value hedge mentioned above in order to limit its exposure to changes in interest rates based on Libor. This option was also paid on April 18, 2008. The fair value paid on the settlement date was R$ 7,323.

f) Share purchase obligations

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor, purchased simultaneously 40% and 20% of Sidenor, respectively. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was 165,828 euros (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate and Sidenor has the right of preference to purchase these shares and also may at any time during the period of the put option validity to require that the Santander Group exercises the put option before the expiration date. Furthermore, the Company consented to guarantee to pay to the Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor's shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a noncurrent liability under “Minority interest put options”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of June 30, 2008, such potential commitment totaled R$ 445.679 (R$ 471,477 as of December 31, 2007).

In 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder (together with other third parties) of the indirect subsidiary Aços Villares S.A. ("Villares"). This contract gave BNDESPAR the right to sell to the Company its 28.8% stake in Villares at a specified price. On December 31, 2007 the value of this put option was zero, since the value of the shares held by the bank was higher than the option’s value. According to IAS 32 (Presentation of Financial Instruments), the Company reclassified the exercise price of the put option from “Minority interests” to “Minority interest put options” in non-current liabilities. As of December 31, 2007 the amount recognized as potential obligation amounts to R$ 417,963. Since BNDESPAR sold its shares to Metalúrgica Gerdau S.A., the option ceases to exist and the reclassification was reversed to the period ended June 30, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining stake to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 (presentation of financial instruments), the Company performed the reclassification of the exercise value of the put option from the account (minority interests” to noncurrent liabilities under the account “minority interest put options”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Financial Statements, will be recognized as a minority interest. As of June 30, 2008 the amount recorded as potential obligation is R$ 109,585.

NOTE 17 – TAXES PAYABLE
	June 30, 2008	December 31, 2007
Income tax and social contribution taxes	315,595	92,548
Payroll charges	91,151	96,895
ICMS (state VAT)	54,893	33,310
COFINS (tax on revenue)	41,406	21,667
IPI (federal VAT)	43,660	40,207
PIS (tax on revenue)	8,862	4,546
IRRF (withholding income tax)	19,748	30,121
Taxes in installments	52,264	30,566
IVA (value-added tax)	48,984	41,602
Other	101,226	70,849
	777,789	462,311

NOTE 18 - OBLIGATIONS AND PROVISIONS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil, and tax matters. Based on the opinion of its legal counsel, Management believes that the reserve for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of June 30, 2008.

The balances of the reserves are as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

I) Provisions

		June 30, 2008	December 31, 2007
a) Tax contingencies
ICMS (state VAT)	(a.1)	32,565	89,454
CSLL (social contribution tax)	(a.2)	5,889	5,903
IRPJ - Corporate Income Tax	(a.3)	12,760	13,098
INSS (social security contribution)	(a.4)	48,146	46,671
ECE (Emergency Capacity Charge)	(a.5)	33,996	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	21,678	21,612
II (import tax)/IPI (excise tax) Drawback	(a.6)	84,523	89,018
Other tax contingencies	(a.7)	89,881	83,021
		329,438	382,773
b) Labor contingencies:	(b.1)	95,303	93,800
c) Civil contingencies	(c.1)	10,889	12,530
		435,630	489,103

a) Provision for Tax Contingencies

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings under judgment by the Finance Department of the States of Mato Grosso, Maranhão, Amazonas, Bahia, Rio de Janeiro and Minas Gerais, by the State Courts of Pernambuco e Minas Gerais e by the Federal Courts of Pernambuco. The contingencies were properly updated, as established by legislation. The reduction of the amount is due to the inclusion of debts in the Special Installment Payment Program for ICMS, established by Law No. 17247 of December 27, 2007, and Decrees No. 44695 of December 28, 2007 and No. 44704 of January 15, 2008, in the State of Minas Gerais.

a.2) CSLL - The lawsuit refers to the constitutionality of the tax and the tax basis.

a.3) IRPJ- under discussion at the administrative level.

a.4) Lawsuits related to INSS in the lower and appellate courts of Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco and Bahia. The consolidated balance refers to lawsuits related to SAT (Occupational Accident Insurance), as well as tax delinquency notices for INSS on outside services relating to the last 10 years for which the National Institute of Social Security understands that Gerdau Açominas S.A. is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with judicial deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Adjustment (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Courts of Sao Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts and the Superior Court of Justice. The Company has fully deposited in judicial the amounts of the charges under discussion.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

a.6) The reserve recorded by the subsidiary Gerdau Açominas S.A. is intended to cover amounts required by the Federal Revenue Service for Import Tax, IPI (federal VAT) and applicable charges on transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department (DECEX). The Company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. This issue is under litigation that currently awaits judgment in the Federal Supreme Court (STF).

a.7) The reserve was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Provision for Labor Contingencies

b.1) The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Provision for Civil Contingencies

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of June 30, 2008 the amount shown as contingent liabilities.

II) Unaccrued Contingent Liabilities

a) Tax Contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 50,502. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in debt foreclosures filed by the States of Minas Gerais and Pernambuco to demand ICMS credits arising mainly from exports of semi-finished processed products. Currently, the total amount demanded is R$ 45,941. The Company has not made any reserve for such claims since it believes that this tax is not applicable, the products do not fall under the definition of semi-finished processed products as established in federal complementary law and, therefore, are not subject to ICMS.

a.3) On December 6, 2000, the Company adopted REFIS (Tax Debt Refinancing Program), to pay PIS and COFINS debts in 60 installments, the last of which was paid on May 31, 2005. After the payment of all the installments, there is a remaining balance of R$ 21,009 of the REFIS account, which was duly contested. After the pending issues identified in the administrative proceeding are solved with the REFIS Management Committee, the Company understands that the installment payment will be complete.

a.4) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the Value-Added Tax on Sales and Services (ICMS) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 125,691. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

a.5) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., are parties to the lawsuits relating to IPTU, Import Tax and IPI. The total amount of these lawsuits is R$ 58,390. No reserve has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

b) Civil Contingencies

b.1) Antitrust proceeding involving the Company brought by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The proceeding was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, the proceeding was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2007 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE's decision until the Judge's final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE. On July 3, 2008, Gerdau filed an appeal against the interlocutory order concerning the untimely presentation of defense by CADE.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, that the administrative proceeding until now has irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

b.2) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right to the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the judicial deposit was withdrawn in December 2004.

Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately R$ 110,000, was recorded based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the Company incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts, who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the results of operations or the consolidated financial position of the Company is remote.

III) Unaccrued contingent assets

a) Tax Contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2008 and following years. For this reason, this asset is not recorded in the Financial Statements.

a.2) Also, the Company and its subsidiary Gerdau Açominas S.A. expect to recover IPI premium credits. Gerdau S.A. has filed administrative requests for reimbursement, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceeding was judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 326,502 (consolidated). Due to the uncertainty as to its realization, the credit is not recorded.

The changes in the reserve for contingencies are shown below:

	June 30, 2008	December 31, 2007
Balance at the beginning of the period	489,103	402,795
(+) Amounts accrued against income	10,286	86,834
(-) Reversal of amounts against income	(63,544)	(42,427)
(+) Foreign exchange effect on provisions in foreign currency	(215)	311
(+) Company acquisitions	-	41,590
Balance at the end of the period	435,630	489,103

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	June 30, 2008	December 31, 2007

Tax	175,387	188,268
Labor	23,913	23,913
Other	26,177	11,554
	225,477	223,735

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 19 - RELATED-PARTY TRANSACTIONS

a) Intercompany loans

	June 30, 2008	December 31, 2007
Assets
Controlling shareholders
Metalúrgica Gerdau S.A.	120	86
Santa Felicidade Ltda.	156	15

Affiliated Companies
Armacero Ind. Com. Ltda.	-	10
Others
Fundação Gerdau	70,151	16,971
Others	93	18
	70,520	17,100

Liabilities
Jointly-owned subsidiaries
North America Joint Ventures	-	(499)

Others	(20)	(64)
	(20)	(563)
	70,500	16,537

	June 30, 2008	December 31, 2007
Loans and advances to executive officers	1,325	2,090

	June 30, 2008	June 30, 2007
Net financial income (expenses)	(8,972)	(24,722)

b) Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A in the amounts of R$ 1,037,561 and R$ 46,319, respectively.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperú for a secured loan of up to US$ 150,000, equivalent to R$ 238,785 as of June 30, 2008.

Gerdau S.A. guarantees loans to GTL Spain in the amount of R$ 6,473. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 225,243, corresponding to a joint liability of 51.82% of the amount.

The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A., Gerdau Aços Longos S.A. and Florestal Rio Largo Ltda. are the guarantors of the vendor financing loan agreement of the affiliate Banco Gerdau S.A., in the amounts of R$ 7,233, R$ 49,031, R$ 30,210 and R$ 3,616, respectively.

The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400,000, equivalent to R$ 636,760 as of June 30, 2008.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary of Gerdau Ameristeel Corporation, GNA Partners, in financing contracts in the amount of US$ 2,6 billion, equivalent to R$ 4,138,940 as of June 30, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (10-year bond) untill the amount of US$ 1,5 billion, equivalent to R$ 2,387,850 as of June 30, 2008.

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are jointly liable for taking on a 6-month Bridge Loan for GTL Trade Finance Inc. in the amount of US$ 489 million, equivalent to R$ 779,754 on June 30, 2008.

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement with a maturity of 3 years in the amount of US$ 484 million equivalent to R$ 770,500 as of June 30, 2008.

c) Debentures

The controlling shareholders hold, directly or indirectly, R$ 279,474 as of June 30, 2008 (R$ 360,535 as of December 31, 2007).

d) Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (interbank deposit rate), which was 5,39% as of June 30, 2008. The agreements with foreign companies are adjusted by LIBOR plus 3% p.a. plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

e) Management Compensation

Gerdau S.A. paid its management salaries and variable compensation for a total R$ 45,561 as of June 30, 2008 (R$ 43,452 as of June 30, 2007).

As of June 30, 2008, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 40 - Defined Benefit Plan, and R$ 133 - Defined Contribution Plan (R$ 32 and R$ 114 as of June 30, 2007 respectively).

The stock option grant to management members is as follows:

	Stock options
										Accumulated options
Beginning of vesting period	apr/03	apr/03	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/07
Exercises from:	jan/08	jan/06	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/13
Exercises until:	dec/12	dec/12	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/17
Exercise price per share (R$):	2.65	2.65	6.78	10.58	10.58	12.86	17.50	26.19	26.19
Total granted to Board members	1,818,924	2,565,907	679,834	587,140	274,700	1,157,970	882,674	655,914	20,600	8,643,663
Exercised options	1,773,792	2,565,907	-	-	35,488	-	-	-	-	4,375,187

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

f) Investment funds administration

The Company maintains marketable securities in investment funds administered by Banco Gerdau. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as treasury bills issued by the Brazilian Federal Government.

NOTE 20 – EMPLOYEE BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, assets and liabilities as of June 30, 2008, are as follows:

	June 30, 2008	December 31, 2007
Actuarial assets – defined benefit pension plan	425,105	379,556
Actuarial assets – defined contribution pension plan	38,167	38,167
Total assets	463,272	417,723

Actuarial liabilities – defined benefit pension plan	214,636	278,283
Acturial liabilities - Post-employment health care benefit	180,993	223,336
Retirement and termination liabilities with benefit	266,193	292,506
Total liabilities	661,822	794,125

a) Post-employment defined benefit pension plan

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco Unit of Gerdau Açominas S.A. The assets of the Açominas Plan are comprised mainly of investments in bank certificates of deposit, federal government securities, marketable securities, and real estate.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan consist of investments in bank certificates of deposit, federal government securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans are comprised mainly of marketable securities.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

	June 30, 2008	June 30, 2007
Cost of current service	20,229	17,244
Cost of interests	52,003	46,089
Expected return on plan assets	(97,386)	(84,609)
Amortization of (gain) loss	(729)	(222)
Expected contribution from employees	(5,254)	(2,943)
Net pension benefit	(31,137)	(24,441)

North American Plans

The current expense of the defined benefit pension plans is as follows:
	June 30, 2008	June 30, 2007
Cost of current service	11,840	12,341
Cost of interests	18,970	16,926
Expected return on plan assets	(19,998)	(18,523)
Amortization of (gain) loss	(31)	(324)
Net cost pension benefit	10,781	10,420

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary.

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. This employee benefit plan has an actuarial surplus made up by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan, which may be used to compensate future contributions from the sponsors.

c) Post-employment health care benefit plan

The American Plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

The net periodic cost of post-employment health care benefits is as follows:

	June 30, 2008	June 30, 2007
Cost of current service	1,409	1,476
Cost of interests	3,585	3,133
Amortization of (gain) loss	11	(22)
Net cost of pension plan	5,005	4,587

d) Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 266,193 as of June 30, 2008 (R$ 292,506 as of December 31, 2007).

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries and approved by the representatives of the employees. The plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan include a salary supplement up to retirement date, a living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 21 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records in the accounts “Other payables – current liabilities” and “Other payables – noncurrent liabilities”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 79,321 as of June 30, 2008 (R$ 18,058 current liabilities and R$ 61,263 in non-current liabilities). Of this total, R$ 29,158 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 50,163 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 22 – SHAREHOLDER’S EQUITY – PARENT COMPANY GERDAU S.A.

a) Capital – The Board of Directors may, regardless of changes to the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares (400,000,000 as of December 31, 2007) and 3,000,000,000 preferred shares (800,000,000 as of December 31, 2007), all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

On June 30, 2008, 496,586,494 common shares (231,607,008 on December 31, 2007) and 934,793,732 preferred shares (435,986,041 on December 31, 2007) are subscribed and paid up, totaling a paid up capital of R$ 14,184,805, net of capital increase costs of R$ 15,195 (R$ 7,810,453 on December 31, 2007).

Public Offering of Shares: As per resolution of the Board of Directors’ meeting and a significant event notice published on March 3, 2008, Gerdau S.A. increased its capital on April 25, 2008 from R$ 7,810,453 to R$ 10,463,653 by issuing 16,686,239 new common shares and 27,313,761 new preferred shares, all of which were registered, book entry, and without par value.

Additional Public Offering of Shares: Subsequently, on May 8, 2008, Gerdau S.A. increased its capital again from R$ 10,463,653 to R$ 10,710,706 by issuing 4,097,064 new preferred, nominative, and book entry shares, without par value.

Costs directly related to the capital increase, net of taxes, in the amount of R$ 15,195, are being deducted from the above-mentioned capital increases.

Bonus: According to the Extraordinary Shareholders’ Meeting and significant event notice of May 30, 2008, Gerdau S.A. issued on June 12, 2008 a Bonus with a capital increase from R$ 10,710,706 to R$ 14,184,805 (net of capital increase costs of R$ 15,195) by use of reserves in the amount of R$ 3,489,294 with issue of new shares and credit of a bonus share for each share held June 12, 2008, the date of reserve capitalization, observing the types of shares.

The shares are distributed as follows:

	Shareholders
	June 30, 2008						December 31, 2007
Shareholders	Common	%	Pref.	%	Total	%	Common*	%	Pref.*	%	Total*	%
Metalúrgica Gerdau S.A. and subsidiary	378,345,553	76.2	262,983,162	28.1	641,328,715	44.7	346,919,714	74.9	247,479,038	28.4	594,398,752	44.5
Brazilian institutional investors	19,159,760	3.9	161,141,489	17.2	180,301,249	12.6	18,425,952	4.0	145,170,942	16.6	163,596,894	12.3
Foreign institutional investors	28,050,370	5.6	306,493,751	32.9	334,544,121	23.3	26,868,552	5.8	279,676,654	32.1	306,545,206	23.0
Other shareholders	69,333,273	14.0	194,854,837	20.8	264,188,110	18.6	70,999,798	15.3	189,712,146	21.8	260,711,944	19.5
Treasury stock	1,697,538	0.3	9,320,493	1.0	11,018,031	0.8	-	-	9,933,302	1.1	9,933,302	0.7
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0	463,214,016	100.0	871,972,082	100.0	1,335,186,098	100.0

(*) After consideration of the retroactive effect of share bonus as described in item "a" above

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

b) Treasury shares - changes in treasury shares are as follows:

	June 30, 2008				December 31, 2007
	Common shares	R$	Preferred shares	R$	Preferred shares (*)	R$
Opening balance	-	-	9,933,302	106,667	10,206,688	109,609
Repurchases	1,697,538	557	2,000,000	49,702
Exercise of stock options (note 20)	-	-	(2,612,809)	(33,473)	(273,386)	(2,942)
Closing balance	1,697,538	557	9,320,493	122,896	9,933,302	106,667

(*) After consideration of the retroactive effect of share bonus as described in item "a" above

Of the total treasury shares, 382,493 related to the share buyback program authorized on November 17, 2003, 2,220,600 shares are related to the share buyback program authorized on May 30, 2005, 4,717,400 shares are related to the share buyback program authorized on May 25, 2006 and 2,000,000 shares are related to the share buyback program authorized on January 8, 2008. The average acquisition cost of these shares is R$ 13.18, with the lowest purchase price being R$ 7.18 and the highest price R$ 25.80. These shares will be held in treasury for subsequent cancellation or for the Company's "Long-term Incentive Program". During the second quarter of 2008, 316,251 shares were used in order to meet the stock options in the year with losses of R$ 1,621 record as reserve for investments and working capital.

In the month of April 2008, the company converted the investment into FINOR Tax Incentives for the year 1992, receiving 1,697,538 (after share bonus effect) of its own ordinary shares. The average purchase cost of these shares was R$ 0.33.

c) Interest on equity – on May 21, 2008, the Company distributed R$ 291,154 as interest on equity to its shareholders, which constitute as an anticipation of the statutory minimum dividend. The Company calculated interest on equity within limits established by Law No. 9249/95. The related amount was recorded as financial expenses for tax purposes. For reporting purposes, this amount was recorded as dividends, not affecting net income.

d) Valuation Adjustments – include unrealized gains on available-for-sale securities, which represent variations arising from adjustment to the fair value until the time such securities are sold. This caption also includes unrealized losses on derivatives until they are realized.

e) Legal reserve - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

f) Retained earnings and reserves - consist of earnings not distributed to the shareholders and include the reserves required by the Company's bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, capitalization, payment of dividends or repurchase of shares.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

g) Cumulative translation adjustments – the Company recognizes in this caption the accumulated effect of the conversion of the financial statements of its subsidiaries that maintain accounting records in a functional currency different from the reporting currency. These effects began to be recognized after the IFRS implementation date. This accumulated effect will be reversed to income for the year as a gain or loss only in the case of disposal or write-off of the investment.

NOTE 23 – EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	Six-month period ended June 30, 2008			Six-month period ended June 30, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Net income available to common and preferred shareholders
	957,527	1,780,451	2,737,978	678,585	1,262,570	1,941,155

Basic denominator
Weighted average of shares, after the retroactive effect of the stock bonus and deducting average of treasury shares.	477,516,507	887,907,330		463,214,016	861,852,867

Earnings per share (in R$) - Basic	2.01	2.01		1.46	1.46

	Three-month period ended June 30, 2008			Three-month period ended June 30, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Net income available to common and preferred shareholders
	651,817	1,211,779	1,863,596	330,077	614,165	944,242

Basic denominator
Weighted average of shares, after the retroactive effect of the stock bonus and deducting average of treasury shares.	488,243,375	907,682,784		463,214,016	861,891,079

Earnings per share (in R$) - Basic	1.34	1.34		0.71	0.71

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Diluted

	Six-month period ended June 30, 2008	Six-month period ended June 30, 2007
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,780,451	1,262,570
Add:
Adjustment to net income available to preferred shareholders considering the potential increase in preferred shares, as a result of the stock option plan. In June, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	4,743	3,418
	1,785,194	1,265,988

Net income allocated to common shareholders	957,527	678,585
Less:

Adjustment to net income available to preferred shareholders considering the potential increase in preferred shares, as a result of the stock option plan. In June, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	(4,743)	(3,418)

	952,784	675,167

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	477,516,507	463,214,016
Preferred Shares
Weighted-average number of preferred shares	887,907,330	861,852,867
Potential increase in preferred shares outstanding in respect of stock option plan	6,797,253	2,109,083
Potential issuable preferred shares with respect to the option to settle acquisition of additional interest in Diaco with shares of the Company	-	3,636,110
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	-	962,532
Total	894,704,583	868,560,592

Earnings per share – Diluted (Common and Preferred Shares)	2.00	1.46

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

	Three-month period ended June 30, 2008	Three-month period ended June 30, 2007
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,211,779	614,165
Add:
Adjustment to net income available to preferred shareholders considering the potential increase in number of preferred shares, as a result of the stock option plan. In June, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	3,159	1,663
	1,214,938	615,828

Lucro líquido do período disponível para as ações ordinárias	651,817	330,077
Menos:
Adjustment to net income available to preferred shareholders considering the potential increase in number of preferred shares, as a result of the stock option plan. In June, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	(3,159)	(1,663)

	648,658	328,414

Diluted denominator
Weighted - average number of shares outstanding
Commom shares	488,243,375	463,214,016
Preferred shares
Weighted-average number of preferred shares outstanding	907,682,784	861,891,079

Potential increase in number of preferred shares outstanding in respect of stock option plan	6,797,253	2,109,083
Potential issuable preferred shares with respect to the option to settle acquisition of additional interest in Diaco with shares of the Company	-	3,636,110
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	-	962,532
Total	914,480,037	868,598,804

Earnings per share – Diluted (Common and Preferred Shares)	1.33	0.71

NOTE 24 – NET SALES REVENUE

The net sales revenues for the period are composed of:
	June 30, 2008	June 30, 2007
Gross sales	22,314,919	16,506,176
Taxes on sales	(1,912,426)	(1,367,325)
Discounts	(358,055)	(262,790)
Net sales	20,044,438	14,876,061

NOTE 25 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options should be exercised in a maximum of five years after the grace period.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

a) Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price in the semester	Initial balance on December 31, 2007	Granted	Cancelled	Exercised	End balance on June 30, 2008

2003	2.66	5 years	30.98	2,313,369	-	(47)	(2,230,710)	82,612
2004	6.78	5 years	30.98	1,353,836	-	(24,240)	(3,296)	1,326,300
2005	10.58	3 years	30.98	808,612	-	(11,596)	(335,412)	461,604
2005	10.58	5 years	30.98	1,172,642	-	(31,828)	(13,075)	1,127,739
2006	12.86	5 years	30.98	1,858,556	-	(18,056)	(16,698)	1,823,802
2007	17.50	5 years	30.98	1,503,404	-	(48,193)	(5,943)	1,449,268
2008	26.19	5 years	30.98	-	1,170,958	(4,946)	(1,445)	1,164,567
				9,010,419	1,170,958	(138,906)	(2,606,579)	7,435,892

Year of grant	Exercise price - R$	Vesting period	Average market price in the semester	Initial balance on December 31, 2006	Granted	Cancelled	Exercised	End balance on December 31, 2007

2003	2.66	5 years	22.15	2,423,927	-	-	(110,558)	2,313,369
2004	6.78	3 years	22.15	21,858	-	-	(21,858)	-
2004	6.78	5 years	22.15	1,413,950	-	(14,722)	(45,392)	1,353,836
2005	10.58	3 years	22.15	903,846	-	(71,188)	(24,046)	808,612
2005	10.58	5 years	22.15	1,241,384	-	(40,482)	(28,260)	1,172,642
2006	12.86	5 years	22.15	1,925,898	-	(43,322)	(24,020)	1,858,556
2007	17.50	5 years	22.15	-	1,556,478	(33,822)	(19,252)	1,503,404
				7,930,863	1,556,478	(203,536)	(273,386)	9,010,419
(*) After retroactive consideration of stock bonus as described in note of shareholder’s equity.

As mentioned in note 22, as of June 30, 2008 the Company has a total of 9,320,493 preferred shares in treasury. These shares may be used for said plan.

The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of June 30, 2008:

	Grant
	2003	2004	2005	2006	2007	2008	Average
Total options granted	82,612	1,326,300	1,589,343	1,823,802	1,449,268	1,164,567
Exercise price- R$ (adjusted for stock split)	2.66	6.78	10.58	12.86	17.50	26.19	14.17
Fair value of options on the granting date - R$ per option (*)	0.83	1.92	1.11	4.33	7.64	10.55	4.79
Average exercise period on the grant date (years)	4.7	4.9	4.7	4.9	4.9	4.9	4.86

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted to the employees, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR's), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the bonus in cash by the market value of the common share on the date of grant, based on the average negotiation price of common shares on the New York Stock Exchange. Phantom Stock and SAR's may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. The option value is determined by the Human Resources Committee of Senior Management based on the Black-Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted under this plan is 6,000,000. A premium of approximately US$ 8.3 million (equivalent to R$ 13,2 million as of June 30, 2008) was granted to the employees in 2007 and approximately US$ 6,6 million (equivalent to R$ 10,5 million as of June 30, 2008) was granted to the employees in 2006. Under this plan, 379,564 options were issued on February 28, 2008. These premiums are being provided for in accordance with the payment term established by the plan.

The stock appreciation rights (SAR’s) Plan of 2006 was created in order to attract, retain, and encourage the participation of the Company’s employees. Phantom Stock and SAR's may be exercised at the rate of 25% in each one of the first four anniversaries of the date of grant. Under this plan, a fair market value of approximately US$ 0.3 million, equivalent to R$ 478,000, was distributed to certain participants in 2008.

A summary of Gerdau Ameristeel stock option plans is as follows:

	June 30, 2008			December 31, 2007
	Number of shares	Average market price in the semester		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,287,669	5.92	9.42	1,418,511	5.37	9.51
Options granted	385,556	15.86	25.25	454,497	10.90	19.31
Options exercised	(288,188)	3.89	6.19	(360,788)	3.46	6.13
Options cancelled	(13,630)	13.96	22.22	(25,051)	9.15	16.21
Options expired	(12,000)	21.89	34.85	(199,500)	22.77	40.33
Available at the end of the year	1,359,407	8.94	14.23	1,287,669	5.92	10.49

Shares exercised	643,394			760,837

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:
	June 30, 2008	December 31, 2007
Dividend yield	3.08%	4.00%
Stock price volatility	49.10%	50.50%
Risk-free rate of return	3.01%	4.51%
Expected period until maturity	6.25 years	6.25 years

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 26 – SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The segments shown below are in compliance with the requirements of IAS 14 - Segment Reporting and refer to the business units through which the Gerdau Executive Committee manages its operations, namely: Long Steel Brazil, Specialty Steel Brazil and Europe, Gerdau Açominas (refers to the operations of the mill located in Ouro Branco, Minas Gerais State), Latin America (which excludes the operations in Brazil), and North America.

	Business Segments
	Long Steel Brazil		Açominas Ouro Branco		Specialty Steels		Latin America (1)		North America		Eliminations and Adjustments		Consolidated
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net sales revenue	5,038,191	3,524,202	2,506,580	1,668,284	3,820,444	3,160,547	2,062,783	1,532,222	7,679,259	5,458,514	(1,062,819)	(467,708)	20,044,438	14,876,061
Net income (2)	966,451	440,214	395,345	401,665	375,524	295,473	303,904	252,582	776,430	560,985	396,297	373,005	3,213,951	2,323,924
Depreciation / Amortization	159,903	140,237	221,090	166,811	153,175	167,891	52,212	26,575	256,771	110,648	(11,713)	(21,512)	831,438	590,650
Identifiable assets (3)	6,018,963	5,026,803	6,526,758	5,167,500	8,683,634	5,431,066	3,512,284	2,941,905	12,936,474	5,407,572	(616,866)	(680,782)	37,061,247	23,294,064
Identifiable liabilities(4)	1,656,339	2,241,374	2,894,051	2,676,589	3,052,815	2,164,805	1,065,565	700,709	5,889,782	1,540,462	5,373,602	2,358,083	19,932,154	11,682,022

(1) Doest not include operations of Brazil.
(2) Net income in the period before minority interest.
(3) Identifiable assets: trade accounts receivable, inventoriest, property, plant and equipment, goodwill and intangible assets.
(4) Identifiable liabilities: trade accounts payable, loans and financing (current and long-term), debentures (current and long-term).

The main products by business segment are:

Long Steels Brazil: rebars, bars, wire rod, shapes and drawn products.

Gerdau Açominas Ouro Branco: billets, blooms, slabs, wire rod and structural shapes.

Special Steels: stainless steel, round, square and flat bars, wire rod.

Latin America: rebars, bars and drawn products.

North America: rebars, bars, wire rod, light and heavy structural shapes.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Interim Financial Statements.

The Company's geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil		Latin America (1)		North America		Europe		Consolidated
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net sales revenue	8,134,384	6,121,239	2,062,783	1,532,222	8,146,958	5,458,514	1,700,313	1,764,086	20,044,438	14,876,061
Cost of sales	(5,275,230)	(4,236,690)	(1,585,147)	(1,163,020)	(6,655,563)	(4,427,144)	(1,415,916)	(1,386,652)	(14,931,856)	(11,213,506)
Gross profit	2,859,154	1,884,549	477,636	369,202	1,491,395	1,031,370	284,397	377,434	5,112,582	3,662,555
Sales expenses	(258,575)	(225,605)	(45,376)	(36,152)	(17,271)	(19,040)	(12,937)	(21,697)	(334,159)	(302,495)
General and administrative expenses	(605,925)	(535,041)	(110,996)	(82,374)	(273,678)	(197,946)	(73,750)	(100,014)	(1,064,349)	(915,375)
Operating income	2,025,088	1,117,289	326,375	268,306	1,204,727	816,972	200,938	258,101	3,757,128	2,460,668
Net financial income	448,975	426,305	(12,906)	43,074	(156,469)	(50,755)	(9,105)	(23,886)	270,495	394,738
Accrued net profit (2)	2,020,860	1,336,791	303,904	252,582	771,305	560,985	117,882	173,566	3,213,951	2,323,924
Capital expenses	513,617	930,383	258,712	209,108	107,764	175,502	87,274	57,395	967,367	1,372,388

(1) Does not include operations of Brazil.
(2) Net income in the period before minority interest.

NOTE 27 – INSURANCE (not reviewed)

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts considered sufficient to cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

Type	Scope	June 30, 2008	December 31, 2007
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	21,317,483	21,332,603
Business Interruption	Net income plus fixed expenses	6,905,608	5,809,162
Civil Liability	Industrial operations	7,960	8,857

NOTE 28 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

	June 30, 2008	June 30, 2007
Depreciation and amortization	(831,438)	(590,650)
Expenses with personnel	(1,945,069)	(1,726,654)
Raw material and materials and consumption material	(11,082,472)	(8,194,971)
Freights	(931,203)	(670,045)
Others expenses	(1,497,128)	(1,233,073)
	(16,287,310)	(12,415,393)

Classified as:
Cost of sales	(14,931,856)	(11,213,506)
Sales expenses	(334,159)	(302,495)
General and administrative expenses	(1,064,349)	(915,375)
Other operating income	83,668	27,913
Other operating expenses	(40,614)	(11,930)
	(16,287,310)	(12,415,393)

NOTE 29 – FINANCIAL INCOME

The amounts recorded as "Financial Income" include income from the short-term investments in the amount of R$ 241,036 (R$ 364,231 as of June 30, 2007), interest received, and other financial income in the amount of R$ 105,108 (R$ 64,947 as of June 30, 2007).

The amounts recorded as "Financial Expenses" include Interest on the debt in the amount of R$ (489,617) (R$ (347,282 as of June 30, 2007) and monetary variation and other financial expenses in the amount of R$ (225,355) (R$ (141,954 as of June 30, 2007).

The amounts recorded as "Exchange Variation, net" include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an income of R$ 601,968 as of June 30, 2008 (R$ 426,843 as of June 30, 2007).

The net gains (losses) on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. On June 30, 2008 the gains (losses) with derivatives, net total earnings of R$ 37,355 (R$ 27,953 as of June 30, 2007).

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

NOTE 30 - SUPPLEMENTAL INFORMATION – RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME OF PARENT COMPANY GERDAU S.A. (NOT REQUIRED BY IFRS)

In compliance with CVM Instruction No. 457/07 of July 13, 2007, we present the reconciliation of shareholders' equity and net income of Parent Company Gerdau S.A. calculated in accordance with Brazilian Corporate Law and Brazilian accounting practices and consolidated shareholder's equity and net income in accordance with the International Financial Reporting Standards (IFRS):

	June 30, 2008	December 31, 2007
Shareholders' equity - BRGAAP (Including Instruction CMV 469)	15,296,839	11,420,008

IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	72,993	76,377
Reversal of deferred charges, net	(37,406)	(35,760)
Employee benefits adjustment, net	240,173	183,672
Amortization and impairment of goodwill	406,583	190,261
Sidenor proportional consolidation and stock sale and/or purchase, net	724,504	650,694
Dividends not declared adjustment	-	182,715
Donations and investment incentives	79,463	-
Other adjustments, net	70,815	44,538
	1,557,125	1,292,497

Shareholders' equity - IFRS	16,853,964	12,712,505

Minority interest in IFRS	4,216,916	3,929,573

Shareholders' equity - IFRS (including minority interest)	21,070,880	16,642,078

	June 30, 2008	June 30, 2007
Shareholders' net income - BRGAAP (Including Instruction CMV 469)	2,251,115	1,738,337

IFRS Adjustments
Capitalized interest on property, plant and equipment adjustment, net	(5,775)	(5,622)
Reversal of deferred charges, net	(1,646)	3,932
Employee benefits, net	28,234	(1,613)
Amortization and impairment of goodwill	262,365	62,704
Sidenor proportional consolidation and stock sale and/or purchase, net	124,948	55,058
Donations and investment incentives	79,463	-
Other adjustments, net	(726)	88,359
	486,863	202,818

Shareholders' net income - IFRS	2,737,978	1,941,155

Minority interest in IFRS	475,973	382,769

Shareholders' net income - IFRS (including minority interest)	3,213,951	2,323,924

NOTE 31 – SUBSEQUENT EVENTS

I) On August 1, 2008, the Executive Board proposed the anticipation of dividend in connection with the 2008 second quarter net income, which will be calculated and paid based on the interest held by the shareholders as of August 15, 2008. This payment amounts R$ 511.333 (R$ 0,36 per common and preferred share), it is scheduled for August 27, 2008 and will represent an anticipation of the statutory minimum dividend. The proposal will be submitted to the Board of Directors on August 6, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)
Reviewed by independent auditors to the extent described in the report dated August 6, 2008

II) On July 14, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased for approximately US$ 15 million, the assets of Hearon Steel Co., Hearon Steel of Tulsa, Inc., Hearon Co. of Oklahoma City, Inc., and Steel Coating, Inc., all epoxy coated reinforcing steel fabricators with locations in Muskogee, Tulsa, and Oklahoma City.

********************************

(Convenience Translation into English from the Original Previously Issued in Portuguese)
GERDAU S.A. AND ITS SUBSIDIARIES
INFORMATION NOT REQUIRED BY IFRS
STATEMENT OF VALUE ADDED FOR THE QUARTERS ENDED ON JUNE 30, 2008 AND 2007
(In thousands of Brazilian reais unless otherwise indicated)
Not reviewed by independent auditor

	Brazil				Foreign				Total
	June 30, 2008%		June 30, 2007%		June 30, 2008%		June 30, 2007%		June 30, 2008%		June 30, 2007%
REVENUES
Sale of products, services and other (1)	10,002,144		7,489,579		12,023,765		8,771,605		22,025,909		16,261,184

EXPENSES
Raw materials and consumption materials	(5,795,992)		(4,421,870)		(8,521,118)		(5,991,450)		(14,317,110)		(10,413,320)
Outside services	(321,995)		(224,956)		(210,859)		(213,731)		(532,854)		(438,687)

GROSS VALUE ADDED	3,884,157		2,842,753		3,291,788		2,566,424		7,175,945		5,409,177
(-) DEPRECIATION/AMORTIZATION	(452,920)		(453,427)		(378,519)		(137,223)		(831,439)		(590,650)
NET VALUE ADDED	3,431,237		2,389,326		2,913,269		2,429,201		6,344,506		4,818,527
VALUE ADDED RECEIVED IN TRANSFERS
Equity in subsidiaries	3,339		(22,965)		139,368		90,982		142,707		68,017
Financial income (2)	260,772		375,843		166,867		82,131		427,639		457,974
Revenue from rentals	1,062		1,261		2,152		2,034		3,214		3,295
VALUE ADDED FOR DISTRIBUTION	3,696,410	100%	2,743,465	100%	3,221,656	100%	2,604,348	100%	6,918,066	100%	5,347,813	100%

DISTRIBUTION OF VALUE ADDED
Government	1,169,768	31.7%	886,782	32.2%	658,220	20.4%	536,250	20.7%	1,827,988	26.5%	1,423,032	26.5%
Federal taxes	680,505	18.4%	606,993	22.0%	499,491	15.5%	392,995	15.2%	1,179,996	17.1%	999,988	18.6%
Payroll taxes	153,832	4.2%	120,937	4.4%	113,429	3.5%	106,834	4.1%	267,261	3.9%	227,771	4.3%
State taxes	313,899	8.5%	129,348	4.7%	87	0.0%	51	0.0%	313,986	4.5%	129,399	2.4%
Municipal taxes	21,532	0.6%	29,504	1.1%	45,213	1.4%	36,370	1.4%	66,745	1.0%	65,874	1.2%

Employees	693,985	18.8%	570,354	20.7%	1,024,998	31.8%	967,268	37.2%	1,718,983	24.9%	1,537,621	28.8%
Salaries	463,826	12.5%	377,911	13.8%	752,282	23.4%	684,988	26.3%	1,216,108	17.6%	1,062,899	19.9%
Benefits	107,614	2.9%	80,376	2.9%	133,378	4.1%	134,922	5.2%	240,992	3.5%	215,298	4.0%
Training	12,939	0.4%	11,538	0.4%	7,159	0.2%	7,492	0.3%	20,098	0.3%	19,030	0.4%
Profit sharing	109,606	3.0%	100,529	3.6%	132,179	4.1%	139,866	5.4%	241,785	3.5%	240,394	4.5%

Financial institutions (2)	(188,203)	-5.1%	(50,462)	-1.8%	345,347	10.7%	113,698	4.3%	157,144	2.2%	63,236	1.2%
Shareholders (3)	877,711	23.7%	465,476	17.1%	85,027	2.7%	126,667	4.8%	962,738	13.9%	592,143	11.1%
Profit reinvestment	1,143,149	30.9%	871,315	31.8%	1,108,064	34.4%	860,465	33.0%	2,251,213	32.5%	1,731,781	32.4%

TOTAL	3,696,410		2,743,465		3,221,656		2,604,348		6,918,066		5,347,813

(1) includes discounts granted and other operating revenues
(2) includes exchange and monetary variations
(3) includes resolution to pay interest on capital for the second quarter of 2008. See note 31.